Merrimac Industries, Inc. 2002 Annual Report

P.E.
12-28-02 MAY 5 2003 ARS

POSITIONED KNOWN RELIABLE


03057970



MERRIMAC



About Merrimac Industries, Inc.

As an innovative and trusted customer driven technology enterprise, Merrimac Industries designs, manufactures and assembles enhanced, customized state-of-the-art microtechnology and RF microwave components, sub-assemblies and integrated modules for the worldwide Defense, Satellite and Wireless Communications market segments.

And, as an ISO 9000 Certified company, we are committed to not only meeting but exceeding the rigorous quality and reliability expectations of our diversified customers through consistently providing them with Total Integrated Packaging Solutions®.

About the Cover

POSITIONED...

To Provide Customer Value

Through our Value Proposition, Merrimac builds solid customer relationships by being a true partner in meeting, anticipating and exceeding our customer's signal processing needs and expectations.

KNOWN...

For Leading Edge Technology

Through our breakthrough Multi-Mix® technology, Merrimac is an industry leader in bringing to market small, lightweight and high power cost effective component products, filters and integrated modules.

RELIABLE...

Through Process and Procedure Controls

With our state-of-the-art manufacturing facilities and optimized production and assembly processes, Merrimac provides customers with enabling, cost-effective products that consistently perform – today and tomorrow.

Selected Financial Highlights

	2002	2001	2000	1999	1998
Net sales	$24,570,332	$25,792,631	$23,035,682	$20,397,031	$20,101,835
Operating income (loss)	(1,722,764)	(112,988)	444,221	497,626	310,215
Income (loss) before income tax	(1,898,467)	(95,921)	385,056	277,255	420,300
Net income (loss)	(2,135,467)	24,079	315,056	242,255	340,300
Net income (loss) per share:					
Basic	$ (.69)	$ .01	$ .15	$ .14	$ .19
Diluted	(.69)	.01	.14	.14	.19
Weighted average shares outstanding:					
Basic	3,073,703	2,623,924	2,134,542	1,746,968	1,766,120
Diluted	3,073,703	2,735,789	2,309,807	1,765,831	1,805,212
Working capital	$ 3,617,941	$ 3,873,616	$ 9,404,900	$ 4,250,555	$ 7,400,376
Total assets	36,486,896	36,992,692	27,513,784	20,841,114	16,915,382
Stockholders' equity	24,702,100	22,053,626	21,904,292	13,501,291	13,422,259

All fiscal years presented herein contain 52 weeks.

Net Sales

($ in millions)



$30
25
20
15
10
5
0
00
01
02

Backlog

($ in millions)



$12
10
8
6
4
2
0
00
01
02

Capital Expenditures

($ in millions)



$12
10
8
6
4
2
0
00
01
02

Depreciation & Amortization

($ in millions)



$3.0
2.5
2.0
1.5
1.0
0.5
0.0
00
01
02

Research & Development

($ in millions)



$3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
00
01
02



CHAIRMAN'S MESSAGE

To Our Stockholders

In 2002, Merrimac Industries, Inc. faced a challenging global economy, and in particular the unpredictability of the market segments that we serve – Defense, Satcom and Wireless Communications. Although Defense was the strongest and most consistent segment of the three, even in this segment Merrimac faced a greater number of competitors, substantial margin pressure, and Defense budget reprioritizations that adversely affected our performance. The Wireless Communications market has been depressed since 2001 and did not rebound as had been widely anticipated and virtually all Satcom programs were delayed. The printed circuit board (PCB) market of our subsidiary, Filtran Microcircuits, still remains deeply depressed.

While we anticipated softness in our markets, the severity and duration caused us to restructure our organization to reduce costs and workforce and to streamline our operations during the course of the year. We proactively aligned our business based upon economic realities. The reorganizations will have long-term benefits for the business. Cumulative market softness adversely affected our financial performance as our backlog decreased, resulting in reduced sales for the Fourth Quarter and closing out the year in a disappointing manner. As we publish this report, market segment economies remain fundamentally unchanged, but we believe that the actions taken by Merrimac, including close monitoring of conditions going forward, will aid us in dealing with current challenges. Today, Merrimac is a leaner, more aggressive and more competitive company.

Merrimac is strongly positioned through our technologies, range of products and strategies for growth, to quickly take advantage of improving market conditions. Our team of co-workers brings meaningful value to our RF Microwave systems and subsystem customers. We continuously look to turn these strengths into competitive advantages while working on improving operating efficiencies and economics. The synergy of our three centers for growth – West Caldwell, New Jersey, San Jose, Costa Rica and Filtran Microcircuits in Ottawa, Ontario, Canada – was optimized for the benefit of our customers. We continue to diversify Filtran's efforts into wireless basestations, automotive adaptive cruise control (a system that prevents vehicle collisions), and Defense and Homeland Security applications.

"We positioned ourselves to take maximum advantage of current and future business opportunities."

While many competitors chose to abandon the Defense market, we continued to support it based upon our strong Defense heritage and benefited from our long-term relationships. With prime defense contractors, there are many unknowns with regard to Defense budget spending due to the recent war. We are prepared for an increase in Defense business, assuming robust budgeting for communications, radar and navigation systems. Notably, we received a Defense contract to supply microwave components for use in target detection devices in the U.S. Navy's STANDARD missile program. In addition, we are providing a complex three-dimensional Multi-Mix® integrated assembly for use in an Electronic Counter Measure (ECM) application. We received a contract to provide a subsystem of products to be used in a High

Band Multifunction Receiver System. This uses a common antenna for radar, electronic warfare and communications. This was an enterprise-wide effort by Merrimac combining the high-end etching and plating capabilities of our Filtran Microcircuits subsidiary and the skillful chip resistor and multilayer assembly abilities of our RF Microwave design team.

Looking ahead, we are actively pursuing opportunities to place many of our products on the U.S. Department of Defense's next generation fighter jet – the F-35 Joint Strike Fighter (JSF). Our Multi-Mix Microtechnology® and Multi-Mix PICO™ product line is ideally suited to meet JSF program goals of reducing size, weight and cost. In addition, Merrimac can integrate functions to help support JSF program goals of reducing part counts, thus improving reliability of the overall system.

The Satcom and Wireless Communications industries continued to be adversely impacted in 2002 by global economics, slow growth in demand and uncertainty regarding future telecommunications technology. Virtually every satellite and space exploration mission carries Merrimac products on board. In the Wireless industry, we have increased business by shipping Multi-Mix® products for 3G (Third Generation) infrastructure basestations. Through the advantages of our Multi-Mix® technology, we are poised for growth as these markets rebound.

During 2002, we were awarded an additional patent for our proprietary Multi-Mix Microtechnology® integrated modules. Merrimac now has patent protection on the Multi-Mix® manufacturing process and product designs evolving from this leading-edge technology. This Multi-Mix® technology reduces significant size and costs of components for integrated modules without sacrificing power, performance or reliability.

Utilizing our Multi-Mix® advanced technology, we were able to bring to market this year several new Multi-Mix® products that we believe will offer Merrimac a competitive advantage in the marketplace. In addition, we are now offering Multi-Mix® PICO customers greater design flexibility using a variety of reference designs. Through this innovative and enabling technology and product mix, Merrimac continued to expand its market reach. We continue to offer our customers innovative integrated solutions for current and next generation product designs that uniquely satisfy our customer needs.

During the year, we consolidated our conventional RF Microwave components manufacturing operations into our newly opened state-of-the-art facility in San Jose, Costa Rica. In West Caldwell, New Jersey, we renovated and extended our existing facility to streamline and maximize efficiencies. This has greatly enhanced our manufacturing workflow and process capabilities for our conventional and Multi-Mix® technology products along with our ability to handle high-volume production runs. The benefits derived from the investment made in these facilities help make Merrimac more competitive through engineering and manufacturing efficiencies that result in reduced costs for our customers.

Another unique advantage we enjoy is the strategic partnerships we have with DuPont Electronic Technologies and Infineon Technologies AG. During 2002, DuPont invested $5.3 million in Merrimac for a 16.6 percent equity interest in the Company. We welcome their partnership and are working with them on a number of R&D projects. Also during the year, Ericsson Holding International B.V. transferred its equity stake in Merrimac to Infineon Technologies AG. We are currently working with Infineon on various opportunities.

We have always considered good corporate governance to be part of our core values and are taking that governance to a new level, guided by the Sarbanes-Oxley Act of 2002. We welcome to our Board of Directors Robert C. Cargo, who was a financial executive with Mars, Incorporated. He will provide financial expertise that will greatly benefit our Board. We also appreciate the contributions made by Joseph B. Fuller, Chief Executive Officer of Monitor Company, who is not standing for reelection to the Board. We thank him for his valued contribution and support and we wish him continued success.

We begin another year with enthusiasm. These are exciting times. We move ahead with an agenda focused on key strategic imperatives – the development of innovative product solutions, collaborations across our businesses, flawless execution, and leadership.

We believe that Merrimac is poised for growth, ready to take full advantage of expected improvements in the global economy. We are positioned. We are known. We are reliable. And we thank our Stockholders, Customers, Partners, Suppliers and Co-workers for their continued support, confidence and commitment to our Company.

Sincerely,



Mason N. Carter
Chairman, President and Chief Executive Officer





Merrimac's customer driven technology is ideally suited to meet Defense, Satcom and Wireless Communications industry goals of reducing size, weight, and cost.



CUSTOMER VALUE TECHNOLOGY INNOVATIONS PROCESS EXCELLENCE

Merrimac Industries, Inc. faced the challenges of this past year by continuing to position itself to provide value through leading-edge technology and products, by expanding and enhancing manufacturing processes, by organizational alignments and by entering into strategic partnerships.

By providing Total Integrated Packaging Solutions® for RF and Microwave signal processing requirements, our accomplishments in 2002 included:

- Reorganizing our operations and initiating cost saving measures in light of economic and market conditions.
- Opening a new 36,000 square-foot manufacturing facility in San Jose, Costa Rica. This state-of-the-art facility significantly multiplies our existing Multi-Mix® capacity. It is optimally organized and is outfitted with fully automated equipment for cost effective, "fast time-to-market", high volume production. Also, we consolidated our RF microwave manufacturing operations in Costa Rica into the new facility. The increased process efficiencies of this facility provides Merrimac a competitive advantage that results in reduced costs to our customers. It was only natural to further extend our successful base of operations in Costa Rica – currently, 80% of our RF Microwave business includes some level of Costa Rica operations content.
- Renovating and extending our New Jersey facilities to improve manufacturing workflow while increasing overall operational efficiencies and economies.
- Continuing our significant presence in the defense market through notable new contracts from General Dynamics for a Navy missile program and Lockheed Martin for a multi-purpose receiver system. Design wins also included the F-22 and Joint Strike Fighter (JSF) platforms with Northrop Grumman. In addition, we are also in production of a Multi-Mix® integrated assembly for use in a military electronic countermeasures (ECM) application.
- Pursuing, with DuPont Electronic Technologies, the combination of Multi-Mix® designs with Low Temperature Co-Fired Ceramics (LTCC) for high-frequency electronic components and modules. We believe that the combination of these two technologies provides us a competitive advantage.
- Offering greater design flexibility in Multi-Mix PICO™ products so that customer system engineers have quicker and greater design options along with the ability to use Multi-Mix® integrated modules to reduce assembly and test costs.
- Being granted additional patent protection for our proprietary Multi-Mix Microtechnology® integrated modules, manufacturing processes and resulting products. The new patent establishes Merrimac's rights to the resulting products and provides Merrimac with patent protection on its total solution.
- Increasing our Multi-Mix PICO™ family of products through the addition of directional couplers, quadrature hybrids, filters and a three-way power divider. Multi-Mix PICO™ multilayer products are smaller, lighter weight, more cost effective, and provide the greatest size-to-power ratio available in the marketplace today.

Delivering Value

Merrimac delivers value to our customers by providing custom designs that meet or exceed our customers' expectations. Through close communication and interaction between our cross-functional teams and the customer, we



Complete Satcom qualification testing is conducted to simulate satellite launch and orbit conditions.

work together to maximize the design and operating performance, and enhance the value of our customers' systems. Merrimac offers high performance components and integrated modules while reducing costs through process improvements and by optimizing the use of our three centers for growth in the United States, Costa Rica and Canada.

We work as true partners, building close professional relationships with our customers' project development teams, design engineers, and purchasing departments to understand and respond to their needs and objectives. This extends through the RF Microwave system design, manufacture, delivery and support of our products in the field.

We support that disciplined approach through leading-edge technological innovations and controlled manufacturing processes and procedures that results in our high quality, extremely reliable line of RF microwave component products, filters and integrated multilayer modules. This proactive and continuous process guides our business and R&D investments, improves our operating efficiency, increases cost effectiveness and builds long-term customer relationships.

Enabling Technology

At the core of our value proposition is Merrimac's commitment to innovative technology. It has been a hallmark of the company since its founding nearly 50 years ago. We are committed to R&D that is focused on developing advanced products that meet the current and future needs of our customers. Recent benefits of these efforts resulted in our receiving patents for our Micro-Multifunction (MMFM®) integrated modules and our patent-pending Multi-Mix PICO™, the smallest high-power multilayer RF microwave product line on the market.

Our Multi-Mix PICO™ family of products includes quadrature hybrids, directional couplers, in-line multicouplers, power dividers,

Automated plating lines support high volume production requirements for large commercial customers.





phase shifters and filters. Among the advantages these offer customers are:

- More than 84 percent reduction in size from conventional multilayer products without any loss of performance
- Significantly greater power handling ability – up to 100 watts of power
- Lighter weight
- More cost effective
- Compatible for surface mounting to printed circuit boards (PCB)
- Optimal efficiency and increased performance through extremely low insertion loss

Multi-Mix PICO™ components are designed and built using Merrimac's Multi-Mix Microtechnology®, through which Merrimac has become a world leader in multilayer microwave circuits. In this patented vertically integrated manufacturing process, fluoropolymer composite substrates are fusion-bonded in an integrated, multilayer structure. Looking ahead, Merrimac continues to expand into new components, subsystems and integrated modules using Multi-Mix® and Multi-Mix PICO™ technology. In addition, Merrimac is working with DuPont Electronic Technologies in researching areas that include combining Multi-Mix Microtechnology® and DuPont's "Low Temperature Co-Fired Ceramic" (LTCC) – optimizing the properties of each.

Process Excellence

The versatility of Multi-Mix® technology and its application to products transcends all of our market sectors – Defense, Satcom and Wireless Communications. The high quality products we offer these markets is a result of our commitment to excellence in manufacturing process.

The Costa Rica facility significantly multiplies our Multi-Mix® production capacity and is optimally organized for high-volume production runs. In the United States, the expanded and renovated physical layout optimizes the production process for our core business – the Defense and Satcom industries.

These two facilities, along with our Filtran operations in Ottawa, Canada, are ISO 9000 registered, the internationally recognized standard for design, manufacturing and service. The Multi-Mix Microtechnology® registration has recently been increased to ISO 9001:2000, and all Merrimac facilities are expecting to receive ISO 9001:2000 registration by mid-year 2003.

Our investment in these facilities has improved Merrimac's operating efficiencies, our competitive positioning and our ability to cost-effectively meet or exceed our customer's demanding requirements.

Market Expectations

Cost reduction is only one facet of customer expectations in the Defense, Satcom and Wireless Communications marketplaces. Our customers require components, sub-assemblies, and integrated modules that are smaller, lighter and require fewer parts, while maintaining reliability over a broad range of operating conditions and environments.

Merrimac's Multi-Mix® technology and Multi-Mix PICO™ products fulfill those requirements and are well suited for the Defense Department's next generation fighter jet, the F-35 Joint Strike Fighter (JSF). We believe that Merrimac offers the customized signal processing solutions for the JSF and we are working closely with our defense contractor customers on such applications at this early stage of development.

Merrimac has been serving the Defense industry without interruption since our founding. Today, our RF and Microwave products – from single-function components to complete subsystems – are in hundreds of active military and aerospace applications; including radar systems, smart antennae, satcom receiver modules and airborne electronic countermeasures. Our signal processing components are on nearly every U.S. fighter aircraft currently in service.



Processes require highly qualified and skilled co-workers that are certified IPC/EIA J-STD-001 to meet current and future Defense and Satcom requirements.



Our processes utilize advanced technology and very precise and repeatable production processes.



Manufacturing processes have been streamlined to optimize manufacturing workflow and maximize process efficiency.







Combining Multi-Mix® and [illegible] Microwave manufacturing operations into the new Costa Rica facility (above) has positioned Merrimac to provide more cost effective solutions for our customers.

Similarly in the Satcom market, Merrimac's technology can be found on virtually every orbiting satellite in use for commercial communications, defense systems, and space exploration. This includes couplers, hybrids, mixers and numerous customized solutions such as matching beamforming networks. These products are used on such satellite programs as IntelSat, Inmarsat, Global Positioning Systems (GPS), GPS II, NASA interplanetary missions and deep space scientific exploration.

In Wireless Communications, a market that has been particularly adversely affected by the global economy and segment specific issues, Merrimac is positioned to build its market share as the telecommunications industry rebounds. As the wireless industry is determining its future direction, we have had good success in providing 3G solutions to our customers. Merrimac is ready to respond with product solutions in whatever direction the industry takes. As a supplier to the wireless infrastructure market, our products are used in high-performance 3G basestation power amplifiers. With our integrated module Multi-Mix® technology and our high frequency and filter design competencies, we are well suited to provide the "next generation" wireless infrastructure technology solutions of the future.

Since Multi-Mix® is an enabling technology, we have now been able to develop a competency for designing leading-edge filters that provide the benefits of reduced size and cost without sacrificing performance or the need for manual corrections. This has given Merrimac a competitive advantage, especially when asked to meet high frequency requirements of our customers. Filters are a critical link bridging the gap between components and integrated module assemblies. As we become the multilayer design authority for integrated multilayer modules, we are currently designing the "filter solutions for tomorrow ... real-time".

As economic and market conditions become more favorable, Merrimac, with our skilled co-workers, partners, technologies, processes, and state-of-the-art facilities, is ***Positioned, Known*** and ready to provide ***Reliable*** products and services and to exploit a wide range of different market segment opportunities.


SYSTEM
COPY

Automated test equipment (ATE) is used to ensure the highest quality standards that Merrimac customers have become accustomed to for nearly 50 years.

Financial Table of Contents



Sales Growth
1992 to 2002
($ in millions)
For the last six years, under the strategic vision, direction and guidance of Chairman, President and CEO Mason N. Carter, Merrimac sales have risen dramatically while investing in and aligning its business processes to meet future market demands for its products and services.
$30
25
20
15
10
5
0
92
93
94
95
96
97
98
99
00
01
02

On April 17, 2003, Fleet Bank amended the Company's loan agreements reducing its revolving credit facility from $3,780,000 to $1,000,000, extending the maturity date of the revolving credit facility from June 30, 2003 to January 31, 2004 and shortening the maturity date on each of its first mortgage loan from March 2007, and term loan from December 2009, to January 31, 2004. The Company is treating these loans as current at December 28, 2002. Please see "LIQUIDITY AND CAPITAL RESOURCES".

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The Company's management makes certain assumptions and estimates that impact the reported amounts of assets, liabilities and stockholders' equity, and revenues and expenses. These assumptions and estimates are inherently uncertain. The management judgments that are currently the most critical are related to the accounting for the Company's investments in Multi-Mix® Microtechnology, contract revenue recognition, inventory valuation, valuation of goodwill and valuation of deferred tax assets. Below we describe these policies further as well as the estimates and policies involved.

The following is a summary of the carrying amounts of the Multi-Mix® Microtechnology net assets included in the Company's consolidated financial statements at December 28, 2002 and the related future planned purchases and lease obligation commitments through January 2006.

Net assets:	
Property, plant and equipment, at cost	$12,869,000
Less accumulated depreciation and amortization	2,396,000
Property, plant and equipment, net	10,473,000
Inventories	822,000
Other assets, net	373,000
Total net assets at December 28, 2002	$11,668,000
Commitments:	
Planned equipment purchases for 2003	$ 700,000
Lease obligations through January 2006	940,000
Total commitments	$ 1,640,000
Total net assets and commitments	$13,308,000

Due to economic and market conditions in the wireless telecommunications industry, the system service providers have significantly reduced their capital equipment purchases from our customers. These circumstances have caused the Company's customers to delay or cancel Multi-Mix® Microtechnology product purchases that had been anticipated for 2002. While the Company continues to pursue new business opportunities, a continued delay or reduction from anticipated levels in new orders for these products would require the Company to reassess the carrying value of such assets or pursue alternatives (including a potential write-off) related to the utilization or realization of these assets and commitments, the result of which could be materially adverse to the financial results and position of the Company. The Company has determined no provision is required at this time.

The Company's planned equipment purchases and other commitments are expected to be funded through a $1,000,000 revolving credit facility, which has been extended to January 31, 2004, and supplemented by cash resources and cash flows that are expected to be provided by operations.

Contract revenue and related costs on fixed-price contracts that require customization of products to customer specifications are recorded when title transfers to the customer, which is generally on the date of shipment. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work-in-process inventory. Anticipated losses on contracts are charged to operations when identified. Revenue related to non-recurring engineering charges is generally recognized upon shipment of the initial units produced or based upon contractually established stages of completion.

Inventories are valued at the lower of average cost or market. Inventories are periodically reviewed for their projected manufacturing usage utilization and, when slow-moving or obsolete inventories are identified, a provision for a potential loss is made and charged to operations. As of December 28, 2002, the Company held inventories valued at $4,015,000 which is net of a $1,422,000 valuation allowance for obsolescence, which is based upon valuation methodology consistently applied.

With the adoption of SFAS No. 142 by the Company on December 30, 2001, goodwill is no longer subject to amortization over its estimated useful life. However, goodwill will be subject to at least an annual assessment for impairment and more frequently if circumstances indicate a possible impairment. The Company has performed the required initial assessment as of the beginning of the 2002 fiscal year as well as the annual assessment during the fourth quarter of 2002 and there was no impairment of goodwill.

The Company currently has significant deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences, which will reduce taxable income in future periods. A valuation allowance (or write-down) is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company's 2002 net loss weighed heavily in the overall assessment. As a result of our assessment, the Company established a full valuation allowance for its remaining net domestic deferred tax assets at December 28, 2002.

2002 COMPARED TO 2001

Consolidated results of operations for 2002 reflect a decrease in net sales from the prior year of $1,223,000 or 4.7% to $24,570,000. This decrease was primarily attributable to a decrease in net sales of microwave micro-circuitry products of $1,254,000 from the Company's wholly-owned subsidiary Filtran Microcircuits Inc. ("FMI"), offset by an small increase of $32,000 in net sales of electronic components. The decrease in 2002 FMI sales was due to softness in the telecommunications sector that FMI serves, principally millimeter-wave applications for wireless broadband solutions.

Orders of $22,757,000 were received during 2002, a decrease of $4,252,000 or 15.7%, compared to $27,009,000 in orders received during 2001. As a result, backlog decreased by $1,812,000 or 15.3% to $10,044,000 at the end of 2002, compared to $11,856,000 at year-end 2001. The reductions in orders and backlog reflect significant weakness in certain communications markets that are served by the Company.

The Company believes that the current economic downturn, resulting in reduced spending by wireless service providers, has caused many wireless companies to delay or forego purchases of the Company's products. This is reflected in the decrease in the Company's backlog. However, the Company expects that its satellite and defense customers should continue to maintain their approximate current levels of orders during 2003, although there are no assurances they will do so. The Company also anticipates increasing levels of orders during 2003 and for fiscal year 2004 for its Multi-Mix® Microtechnology products, for which the Company has made a significant capital investment and incurred substantial research and development costs. The Company expects that weakness in the telecommunications sector that FMI serves will continue into 2003.

Consolidated cost of sales increased $1,591,000 or 12.7%, and as a percentage of net sales increased 8.9 percentage points to 57.4%, for 2002. Cost of sales increased $2,374,000 (which includes increased intersegment purchases from FMI of $534,000) for 2002 in the electronic components segment, resulting from higher manufacturing costs that were attributable to increases in insurance expense, depreciation, rent and other occupancy expenses, inventory reserves and underabsorbed manufacturing overhead expenses related to the expansions of the Company's West Caldwell, New Jersey and Costa Rica manufacturing production facilities. Cost of sales declined $249,000 during 2002 in the microwave micro-circuitry segment, resulting from the approximately 15.4% decline in segment sales in 2002 compared to 2001. As a result of changes in the specifications of certain products and the development of those products during the fourth quarter of 2002, the Company wrote down the value of its inventory by approximately $400,000.

Depreciation expense included in 2002 consolidated cost of sales was $2,247,000, an increase of $334,000 compared to 2001. For 2002, approximately $868,000 of depreciation expense was associated with Multi-Mix® Microtechnology capital assets. Other increases in depreciation expense were a result of higher capital equipment purchases in the current and prior years and the commencement of depreciation expense associated with the West Caldwell, New Jersey 19,200 square-foot building expansion, which was placed into service during the first quarter of 2002. During the third quarter of 2002, depreciation and amortization expense commenced on the recently completed 36,200 square-foot Multi-Mix® manufacturing facility in San Jose, Costa Rica.

Consolidated gross profit for 2002 was impacted by the items referred to in the above discussion of consolidated cost of sales. Consolidated gross profit for 2002 was $10,466,000 or 42.6% of net sales compared to consolidated gross profit of $13,279,000 or 51.5% of net sales for 2001. Gross profit for 2002 for the electronic components segment decreased by $2,343,000 or 20.8% to $8,896,000 which represented 41.5% of segment net sales of $21,415,000, compared to a gross profit of $11,238,000 or 52.6% of segment net sales of $21,383,000 in 2001. Gross profit for 2002 for the microwave micro-circuitry segment decreased by $471,000 to $1,570,000 which represented 39.6% of segment net sales of $3,966,000, compared to $2,041,000 or 43.5% of segment net sales of $4,686,000 in 2001. FMI sales include intersegment sales of $810,000 and $276,000 in 2002 and 2001, respectively.

Consolidated selling, general and administrative expenses of $8,950,000 for 2002 decreased by $581,000 or 6.1%, and when expressed as a percentage of net sales, decreased by 0.6 percentage points to 36.4% compared to 2001. The dollar decreases resulted from decreases in sales commission expenses, personnel recruitment costs, marketing expenses, goodwill amortization and other administrative expenses for 2002. The fourth quarter and fiscal year 2002 operating losses were primarily attributable to reduced sales resulting from the continuing economic slowdown especially in the areas served by the Company, and were further impacted because selling, general and administrative expenses and research and development expenses did not decrease proportionally in relation to the reduced sales.

Depreciation and amortization included in selling, general and administrative expense was $648,000 for 2002, which included approximately $272,000 of depreciation expense associated with the new Multi-Mix® production facility in Costa Rica that went into service in August 2002.

Research and development expenses for new products were $2,729,000 for 2002, a planned decrease of $653,000 or 19.3% compared to 2001. Except for $488,000 of research and development expenses at FMI, an increase of $56,000 over the 2001 levels, substantially all of the research and development expenses were related to Multi-Mix® Microtechnology and Multi-Mix PICO™ products.

Consolidated operating loss for 2002 was $1,723,000. As a result of a decline in orders received from its customers during 2002, the Company reduced head count by 28 persons, principally involved in production, manufacturing support and sales. The Company recorded personnel restructuring charges of $240,000 and $270,000 consisting of severance and certain other personnel costs, during the second and fourth quarters of 2002 which increased the Company's net loss by $510,000 or $.17 per share. The Company has paid approximately $331,000 of these restructuring charges in 2002. Substantially all of the remaining restructuring charges will be paid during 2003. The Company reported a consolidated operating loss of $113,000 for 2001, which included the effect of charges associated with the reincorporation in Delaware of $330,000 recorded in the first quarter of 2001.

Operating loss for the electronic components segment for 2002 was $1,793,000, which included the effect of charges associated with the personnel restructuring charges of $198,000 and $270,000 in the second and fourth quarters. Operating loss for the electronic components segment for 2001 was $319,000, after the $330,000 reincorporation charge in the first quarter of 2001. Operating income for the microwave micro-circuitry segment was $70,000 in 2002, after inclusion of the $42,000 second quarter personnel restructuring charge, compared to operating income of $206,000 for 2001.

Net interest expense was $176,000 for 2002, which compares to net interest income of $17,000 for 2001. Interest expense of $222,000 was capitalized to property, plant and equipment during 2001. Interest expense for 2002 was principally incurred on borrowings under the Company's revolving credit facility and a mortgage loan in connection with capital equipment purchases and the building expansion constructed during fiscal year 2001 and placed in service during 2002.

An income tax provision of $237,000 was recorded for 2002 related to recording a partial income tax benefit of $282,000 on the current year operating loss and tax credits of $132,000 associated with research and development expenditures offset by the impact of providing a net valuation allowance against domestic net deferred tax assets. Due to the uncertainties related to, among other things, the extent and timing of its future taxable income, the Company increased its domestic deferred tax asset valuation allowance by $1,050,000 to $1,350,000 in fiscal year 2002. As a result of this provision, the Company's domestic net deferred tax assets have been fully reserved as of December 28, 2002.

During the year ended December 28, 2002, the Company completed the first of the required impairment tests required under SFAS No. 142, which was adopted effective December 30, 2001, related to goodwill. Under the new rules, goodwill is no longer subject to amortization but it is reviewed for potential impairment upon adoption and thereafter annually or upon the occurrence of an impairment indicator. The annual amortization of goodwill, which would have approximated $150,000, is no longer required. Goodwill of approximately $3,100,000, which arose from the acquisition of FMI in 1999, was previously being amortized on a straight-line basis over twenty years. Amortization of goodwill of $149,000 was recorded for 2001.

The Company recorded a net loss for 2002 of $2,135,000 compared to net income of $24,000 for 2001. On a per share basis, the Company recorded a net loss of $.69 per share for 2002 compared to net income of $.01 per share reported for 2001.

The weighted average number of basic shares outstanding increased by approximately 450,000 shares or 17.2% for 2002 compared to 2001. The increase in shares outstanding was primarily due to the issuance of 528,413 shares to DuPont Electronic Technologies during the first quarter of 2002.

2001 COMPARED TO 2000

Consolidated results of operations for 2001 reflect an increase in net sales from the prior year of $2,757,000 or 12.0% to $25,793,000. This increase was primarily attributable to an increase in net sales of electronic components of $4,265,000, which was partially offset by a decrease in sales of microwave micro-circuitry products of $1,508,000 from FMI.

Orders of $27,009,000 were received during 2001, a decrease of $549,000 or 2.0% compared to $27,558,000 in orders received during 2000. Orders received during 2001 exceeded the 2001 sales level by approximately 4.7%. Backlog increased by $1,216,000 or 11.4% to $11,856,000 at the end of 2001 compared to $10,640,000 at year-end 2000.

Cost of sales increased $664,000 or 5.6%, and as a percentage of net sales decreased 2.9% to 48.5% for 2001. Percentage cost reductions for cost of sales were achieved in the electronic components segment from manufacturing efficiencies attributable to a reduction in direct labor and manufacturing overhead costs, related in part to the transfer of certain additional production to the Company's Costa Rica manufacturing facility, and other manufacturing cost reductions resulting from the personnel restructuring in the first quarter of 2000. Partially offsetting these cost reductions were manufacturing overhead costs underabsorbed in the microwave micro-circuitry segment, resulting from a decline in this year's segment sales of approximately 25.5% compared to the prior year.

Depreciation expense included in cost of sales was $1,913,000, an increase of $409,000. For 2001, approximately $491,000 of depreciation expense was associated with Multi-Mix® Microtechnology capital assets. The increase in depreciation expense was a result of higher capital equipment purchases in the current and prior years.

Gross profit in 2001 for the electronic components segment increased by $2,936,000 to $11,238,000 or 52.6% of segment net sales of $21,383,000, compared to gross profit of $8,302,000 or 48.5% of segment net sales of $17,118,000 in 2000. Gross profit in 2001 for the microwave micro-circuitry segment decreased by $843,000 to $2,041,000 or 43.6% of segment net sales of $4,686,000, compared to $2,884,000 or 47.9% of segment net sales of $6,018,000 in 2000. FMI segment net sales include intersegment sales of $276,000 and $100,000 in 2001 and 2000, respectively.

Selling, general and administrative expenses of $9,532,000 for 2001 increased by $1,130,000 or 13.5%, and when expressed as a percentage of net sales, increased by 0.5% to 37.0%. Increases resulted from employment termination costs for senior level personnel of approximately $208,000, higher sales commission expenses, increased selling and marketing expenses in connection with the Company's Multi-Mix® Microtechnology product line, and higher engineering and technology personnel compensation, recruitment and training costs, and patent-associated and other professional fees.

Amortization expense of $149,000 for 2001 is attributable to goodwill of approximately $3,100,000 arising from the acquisition of FMI, which is being amortized on a straight-line basis over a life of twenty years, compared to amortization expense of $154,000 for 2000. The difference in amortization expense is related to lower average Canadian exchange conversion rates in 2001.

Research and development expenses for new products were $3,382,000 in 2001, an increase of $1,511,000 or 80.8% compared to 2000. Except for $432,000 of expenses at FMI, an increase of $140,000 over 2000, substantially all of the research and development expenses in 2001 were related to Multi-Mix® Microtechnology products. In the third quarter of 2001 the Company launched its Multi-Mix PICO™ technology products, which reduce the physical dimensions of certain microwave components by more than 84%.

Consolidated operating income for 2001 was $217,000, before the effect of charges associated with the reincorporation in Delaware of $330,000 in the first quarter of 2001, compared to $759,000 of consolidated operating income for 2000, before the first quarter 2000 personnel restructuring charge of $315,000. The consolidated operating loss for 2001, after the inclusion of the reincorporation charge of $330,000, was $113,000, compared to consolidated operating income of $444,000 for 2000 after the personnel restructuring charge of $315,000.

Operating loss for the electronic components segment was $319,000 in 2001, after the $330,000 reincorporation charge in first quarter 2001, compared to a $893,000 operating loss in 2000 after the restructuring charge of $296,000 in the first quarter of 2000. Operating income for the microwave micro-circuitry segment was $206,000 or 4.7% of segment net sales in 2001 compared to operating income of $1,337,000 or 22.6% in 2000 after this segment's restructuring charge of $19,000 in first quarter 2000.

Interest income, net was $17,000 for 2001 compared to net interest expense of $59,000 for 2000. Interest expense of $222,000 was capitalized to in-process construction property, plant and equipment in 2001. Interest income was primarily due to the proceeds received from the issuance of common stock in private placements in 2000 that offset interest expense. Interest expense in 2000 was principally incurred on borrowings under a term loan and revolving credit facility in connection with the acquisition of FMI in 1999.

An income tax benefit of $120,000 was recorded for 2001 with an effective tax benefit rate of 125% compared to a tax provision of $70,000 for 2000 with an effective tax rate of 18.2%. The principal adjustments to the statutory Federal income tax rate of 34% for 2001 relates to $139,000 in tax credits associated with research and development expenditures and foreign sales corporation tax benefits of $40,000, partially reduced by a $50,000 cost due to non-deductible amortization of goodwill.

Net income for 2001 was $24,000, after the net effects of the first quarter 2001 reincorporation charge of $198,000. For 2000, net income of $315,000 was reported, after the net effects of the first quarter 2000 restructuring charge of $189,000. Net income per share for 2001 was $.01, after the net effects of the $.07 per share reincorporation charge reported in the first quarter of 2001. For 2000, net income of $.14 per diluted share was reported, after the net effects of the $.08 per share restructuring charge recorded for 2000 that occurred in the first quarter of 2000.

The weighted average number of diluted shares outstanding increased by approximately 426,000 shares or 18.4% for 2001 compared to the prior year. The increase resulted from the issuance in private placements of 375,000 shares in the second quarter 2000 and 360,000 shares in the fourth quarter 2000, as well as stock option exercises and higher average stock prices during the prior year.

LIQUIDITY AND CAPITAL RESOURCES

The Company had liquid resources comprised of cash and cash equivalents totaling approximately $3,600,000 at the end of 2002 compared to approximately $1,800,000 at the end of 2001. The Company's working capital was approximately $3,600,000 and its current ratio was 1.4 to 1 at the end of 2002 compared to $3,900,000 and 1.4 to 1, respectively, at the end of 2001.

Our operating activities provided net positive cash flows of $1,484,000 during 2002 compared to positive cash flows of $1,241,000 during 2001. The primary reason for the positive operating cash flows in 2002 resulted from depreciation and amortization charges of $2,909,000 and decreases in accounts receivable, inventories and other current assets. These positive cash flows were offset primarily by payments made during 2002 that reduced year-end 2001 accounts payable and accrued liabilities.

The Company made net capital investments in property, plant and equipment of $2,858,000 during 2002 (which excludes unpaid invoices for additional capital investments of $354,000 at December 28, 2002), compared to net capital investments made in property, plant and equipment of $10,853,000 during 2001. These capital expenditures are related to new production facilities and processing equipment capabilities in connection with the manufacturing of new products and enhancements to existing products. The depreciated cost of capital equipment associated with Multi-Mix® Microtechnology was $10,473,000 at the end of 2002, a decrease of $879,000 compared to $11,352,000 at the end of fiscal year 2001.

In April 2001, the Company commenced borrowing under a $7,500,000 revolving credit facility with Fleet Bank, at an interest rate of one-half percent below the bank's floating prime rate. During fiscal year 2001, the Company borrowed an aggregate amount of $7,500,000 under this facility. The weighted average interest rate on the borrowings under this facility during 2002 was 4.22%, and the current interest rate is 3.75% at December 28, 2002.

During the first quarter of 2002, the Company obtained an increase of $2,500,000 in the Company's lines of credit with Fleet Bank to a total of $10,000,000, $3,500,000 of which consisted of a first mortgage callable in March 2007 on the Company's West Caldwell, New Jersey manufacturing facility. The $6,500,000 revolving line of credit was subsequently extended for one year to June 30, 2003. The Company completed a private placement of 528,400 shares of common stock on February 28, 2002 that raised $5,284,000 before offering expenses. The Company repaid $5,000,000, all of its then outstanding revolving borrowings, to Fleet Bank from the proceeds of that offering. The Company repaid $500,000 borrowed earlier in 2002 under its line of credit and during December 2002 borrowed $2,720,000 under a seven-year term loan with Fleet Bank, which reduced the amount available under its revolving line of credit to $3,780,000. The revolving credit facility, mortgage loan and term loan are secured by substantially all of the Company's assets located within the United States and the pledge of 65% of the stock of the Company's subsidiaries located in Costa Rica. The provisions of the revolving credit and term loan agreements require the Company to maintain certain financial ratios. At December 28, 2002, the Company was not in compliance with certain of these covenants.

On April 17, 2003, the Company and Fleet Bank entered into bank modification agreements, that waived compliance with certain covenants and further amended the applicable terms of the agreements and covenants. The Company is in compliance with the amended covenants. Under the amended loan agreements, Fleet Bank reduced the amount available under its revolving credit facility to $1,000,000 based upon the availability under a borrowing base calculation (70% of eligible accounts receivable, as defined in the modified loan agreements), and changed the maturity date of the Company's $3,500,000 first mortgage loan and $2,720,000 term loan to January 31, 2004, while extending the maturity date of the revolving credit facility to January 31, 2004.

As indicated in Note 6 to the financial statements, the loan agreements contain a material adverse change clause, under which Fleet Bank, in its good faith opinion, can determine that the Company is in default under the agreements. The Company believes that this clause is a Subjective Acceleration Clause as indicated in FASB Technical Bulletin 79-3, and, based upon the Company's assessment under those guidelines, among other factors, has classified the amounts as a current liability at December 28, 2002.

Management of the Company is contemplating additional cost and capital expenditure reductions as a means to improve cash flow. Management also believes that the potential exists for various financing alternatives, including but not limited to a sale and lease-back of certain property and/or obtaining secured financing from an asset based lender. While management believes any one of these financing alternatives, combined with current liquid resources and the expected cash flows from operations should be sufficient to meet the obligations to Fleet Bank and currently contemplated operations during the next twelve months, there can be no assurance that any alternative financings can be obtained by the Company.

Depreciation and amortization expenses exceeded capital expenditures for new projects and production equipment during 2002 by approximately $51,000, and we anticipate that depreciation and amortization expenses will exceed capital expenditures in fiscal year 2003. The Company intends to issue up to $1,000,000 of purchase order commitments for building modifications and for capital equipment from various vendors. The Company anticipates that such equipment will be purchased and become operational and building modifications will be completed during fiscal year 2003.

In February 2001, the Company entered into a new five-year lease in Costa Rica for a 36,200 square-foot facility for manufacturing new Multi-Mix® Microtechnology products. The leasehold improvements and capital equipment for this manufacturing facility were recently completed at a cost of approximately $5,600,000 and this facility was opened for production in August 2002. The Company also leases an 8,200 square-foot facility in Costa Rica and the lease ends December 2004. The Company has an agreement in principle with its co-tenant to relinquish the 8,200 square feet of space it presently occupies on April 1, 2003 and to move its currently conducted operations into the larger facility.

The Company has been authorized by its Board of Directors to repurchase shares of its Common Stock, from time to time, depending on market conditions and availability of resources. During 2002, the Company repurchased 82,100 shares of Common Stock at a cost of approximately $574,000. At the end of 2002, the Board of Directors placed future share repurchases on hold. No shares were repurchased during fiscal 2001 or fiscal 2000.

RELATED PARTY TRANSACTIONS

In May 1998, the Company sold 22,000 shares of Common Stock to Mason N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $11.60 per share, which approximated the average closing price of the Company's Common Stock during the first quarter of 1998. The Company lent Mr. Carter $255,000 in connection with the purchase of these shares and combined that loan with a prior loan to Mr. Carter in the amount of $105,000. The resulting total principal amount of $360,000 was payable May 4, 2003 and bore interest at a variable interest rate based on the prime rate of the Company's lending bank. This loan was further amended on July 29, 2002. Accrued interest of $40,000 was added to the principal, bringing the new principal amount of the loan to $400,000, the due date was extended to May 4, 2006, and interest (at the same rate as was previously applicable) is now payable monthly. Mr. Carter has pledged 33,000 shares of Common Stock as security for this loan, which is a full-recourse loan.

On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan varies and is based on the prime rate of the Company's lending bank, payable in accordance with Mr. Carter's employment agreement. Each year the Company is required to forgive 20% of the amount due under this loan and the accrued interest thereon. During 2002, the Company forgave $56,000 of principal and $12,000 of accrued interest and projects that $56,000 of principal and $8,000 of accrued interest will be forgiven in fiscal year 2003.

The Company is a party to a stockholder's agreement, dated as of October 30, 1998, with a former director and Chairman of the Company. Pursuant to the stockholder's agreement, this former director is required to vote his shares of Common Stock as directed by the Board of Directors or the Chief Executive Officer of the Company. There are no other obligations of the Company pursuant to this agreement.

During 2002, the Company's General Counsel, KMZ Rosenman, was paid $372,000 for providing legal services to the Company. A director of the Company is Counsel to the firm of KMZ Rosenman but does not share in any fees paid by the Company to the law firm.

During 2002, the Company retained Career Consultants, Inc. and SK Associates to perform executive searches and to provide outplacement services to the Company. The Company paid an aggregate of $24,000 to these companies during 2002. A director of the Company is the Chairman and Chief Executive Officer of each of these companies.

During 2002, a director of the Company was paid $36,000 for providing financial-related consulting services to the Company.

During 2002, a director of the Company was paid $36,000 for providing technology-related consulting services to the Company.

During 2002, DuPont Electronic Technologies, a stockholder, was paid $36,000 for providing technological and marketing related services on a cost-sharing basis to the Company.

Each director who is not an employee of the Company receives a monthly director's fee of $1,500, plus an additional $500 for each meeting of the Board and of any Committees of the Board attended. The directors are also reimbursed for reasonable travel expenses incurred in attending Board and Committee meetings. In addition, pursuant to the 2001 Stock Option Plan, each non-employee director is granted an immediately exercisable option to purchase 2,500 shares of the Common Stock of the Company on the date of each Annual Meeting of Stockholders. Each such grant is priced at the fair market value of the Common Stock on the date of such grant. On June 12, 2002, non-qualified stock options to purchase an aggregate of 17,500 shares were issued to seven directors at an exercise price of $9.90 per share.

On April 7, 2000, the Company entered into a stock purchase and exclusivity agreement with Ericsson Microelectronics, A.B. ("Ericsson") and Ericsson Holding International, B.V. ("EHI") pursuant to which the Company sold to EHI 375,000 shares of Common Stock, representing approximately 17.5% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $3,375,000. The stock purchase and exclusivity agreement also provides that the Company will design, develop and produce exclusively for Ericsson Multi-Mix® products that incorporate active RF power transistors for use in wireless basestation applications, television transmitters and certain other applications that are intended for Bluetooth transceivers.

On October 26, 2000, the Company entered into subscription agreements for Common Stock and three-year warrants to purchase shares of Common Stock ("Warrants") with a group of investors led by Adam Smith Investment Partners, L.P. and certain of its affiliates (the "Adam Smith Investors"), EHI and Messrs. E. Cohen, Goldberg and Fuller, members of the Board (the "Director Investors"). The Company sold to the investors units at a price of $12.80 per unit, each unit consisting of one share of Common Stock and one Warrant with an exercise price of $21.25 which expire on October 26, 2003 ("Units"). The Adam Smith Investors purchased 240,000 Units, EHI purchased 100,000 Units and Messrs. E. Cohen, Goldberg and Fuller purchased 5,000, 11,000 and 4,000 Units, respectively, for an aggregate purchase price of $4,608,000. The Common Stock portion of the Units represented an aggregate of approximately 14% of the outstanding Common Stock of the Company after giving effect to the sales. The Warrants contain certain anti-dilution provisions.

On February 28, 2002, the Company sold to DuPont Electronic Technologies 528,413 shares of Common Stock, representing approximately 16.6% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $5,284,000. The Company and DuPont Electronic Technologies have also agreed to work together to better understand the dynamics of the markets for high-frequency electronic components and modules. David B. Miller, Vice President and General Manager of DuPont Electronic Technologies, was appointed to the Company's Board of Directors. As a result of this sale, pursuant to the anti-dilution provisions of the Warrants issued in October 2000, the exercise price of the Warrants was reduced to $17.80 and the number of shares subject to the Warrants was increased to 429,775.

On October 1, 2002, EHI completed the sale of most of its microelectronics to Infineon Technologies AG ("Infineon"). As part of this transaction, EHI transferred to Infineon 475,000 shares of the Company and the right to acquire 119,380 shares of the Company's Common Stock pursuant to the Warrants, and EHI assigned to Infineon its rights in the various agreements between EHI and the Company, which were modified in certain respects pursuant to an agreement with Infineon.

Infineon, Adam Smith Investors and DuPont hold registration rights which give them the right to register certain shares of Common Stock of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was effective for fiscal periods beginning after December 15, 2001, establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale. The adoption of SFAS No. 144 did not have a material impact on the Company's financial position or results of operations.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections", requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment is required for certain extinguishments as provided in APB Opinion No. 30. The statement also amended SFAS No. 13 for certain sale-leaseback and sublease accounting. The Company is required to adopt the provisions of SFAS No. 145, effective December 29, 2002. The Company is currently evaluating the impact of adoption of this statement, however, the Company does not expect that the adoption of SFAS No. 145 will have a material impact on the Company's financial position or results of operations.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" nullifies EITF Issue No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 had recognized the liability at the commitment date to an exit plan. The Company is required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 28, 2002. The Company is currently evaluating the impact of adoption of this statement to determine if the adoption of SFAS No. 146 will have a material impact on the Company's financial position or results of operations.

SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," is an amendment of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company is required to adopt the provisions of SFAS No. 148 in its financial statements for the fiscal year ending January 3, 2004. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. As permitted by SFAS No. 148, the Company will continue to apply the provisions of APB Opinion No. 25 "Accounting for Stock-Based Compensation," for all employee stock option grants and has elected to disclose pro-forma net income and earnings per share amounts as if the fair-value based method had been applied in measuring compensation costs. In addition, the Company is awaiting further guidance and clarity that may result from current FASB and International Accounting Standards Board stock compensation projects and will continue to evaluate any developments concerning mandated, as opposed to optional, fair-value based expense recognition.

In November 2002, the FASB issued Interpretation No. 45, ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 expands on the accounting guidance of SFAS No. 5 "Accounting for Contingencies," SFAS No. 57 "Related Party Disclosures," and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." It also incorporates without change the provisions of FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of the Indebtedness of Others," which is superseded. The initial recognition requirements in this Interpretation are effective for periods ending after December 15, 2002. The Company is currently evaluating the impact of the adoption of this interpretation to determine if the adoption of FIN 45 will have a material impact on the Company's financial position or results of operations.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements relating to future results of Merrimac Industries, Inc. ("Merrimac" and together with its subsidiaries, the "Company"), including certain projections and business trends, that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the ability to protect proprietary information and technology; competitive products and pricing pressures; the risk that Merrimac will not be able to continue to raise sufficient capital to expand its operations as currently contemplated by its business strategy; risks relating to governmental regulatory actions in communications and defense programs; risks associated with demand for and market acceptance of existing and newly developed products; inventory risks due to technological innovation and product obsolescence; and the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized, as well as other risks and uncertainties, including but not limited to those detailed from time to time in Merrimac's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date of the filing of this Annual Report, and Merrimac undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Merrimac Industries, Inc.:

We have audited the consolidated balance sheet of Merrimac Industries, Inc. as of December 28, 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Merrimac Industries, Inc. as of December 29, 2001 and for the years ended December 29, 2001 and December 30, 2000, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 1, 2002, before the revisions and disclosures described below.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrimac Industries, Inc. as of December 28, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As described in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards ("Statement") No. 142, Goodwill and Other Intangible Assets, effective December 30, 2001.

As discussed above, the consolidated financial statements of Merrimac Industries, Inc. as of December 29, 2001 and for the years ended December 29, 2001 and December 30, 2000 were audited by other auditors who have ceased operations. As described in Note 1, these consolidated financial statements have been revised to include the transitional disclosures required by Statement No. 142 which was adopted by the Company on December 30, 2001. Our audit procedures with respect to the disclosures in Note 1 relating to 2001 and 2000 included (a) agreeing the previously reported net income (loss) to the previously issued financial statements and the adjustments to reported net income (loss) representing amortization expense recognized in these periods related to goodwill to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income (loss) to reported net income (loss) and the related net income (loss) per share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the Company's consolidated financial statements for 2001 and 2000 other than with respect to such disclosures, and accordingly, we do not express an opinion or any other form of assurance on the Company's 2001 and 2000 consolidated financial statements taken as a whole.

Ernst & Young LLP

MetroPark, New Jersey
March 7, 2003, except for Notes 1 and 6 as to
which the date is April 17, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 28, 2002, December 29, 2001 and December 30, 2000

	2002	2001	2000
OPERATIONS			
Net sales	$ 24,570,332	$ 25,792,631	$ 23,035,682
Costs and expenses:			
Cost of sales	14,104,256	12,513,621	11,849,929
Selling, general and administrative	8,950,284	9,531,583	8,401,571
Research and development	2,728,556	3,381,746	1,870,745
Amortization of goodwill	—	148,669	154,216
Reincorporation charge	—	330,000	—
Restructuring charges	510,000	—	315,000
	26,293,096	25,905,619	22,591,461
Operating income (loss)	(1,722,764)	(112,988)	444,221
Interest and other expense (income), net	175,703	(17,067)	59,165
Income (loss) before income taxes	(1,898,467)	(95,921)	385,056
Provision (benefit) for income taxes	237,000	(120,000)	70,000
Net income (loss)	$ (2,135,467)	$ 24,079	$ 315,056
Net income (loss) per common share-basic	$ (.69)	$ .01	$ .15
Net income (loss) per common share-diluted	$ (.69)	$ .01	$ .14
Weighted average number of shares outstanding-basic	3,073,703	2,623,924	2,134,542
Weighted average number of shares outstanding-diluted	3,073,703	2,735,789	2,309,807
COMPREHENSIVE INCOME (LOSS)			
Net income (loss)	$ (2,135,467)	$ 24,079	$ 315,056
Comprehensive income (loss):			
Foreign currency translation adjustment	63,873	(276,091)	(193,564)
Comprehensive income (loss)	$ (2,071,594)	$ (252,012)	$ 121,492

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

December 28, 2002 and December 29, 2001

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,610,798	$ 1,844,434
Accounts receivable, net of allowance of $40,000 and $12,000, respectively	3,801,198	5,632,008
Income tax refunds receivable	300,914	195,323
Inventories, net	4,015,331	4,797,205
Other current assets	318,141	691,712
Deferred tax assets	945,000	548,000
Total current assets	12,991,382	13,708,682
Property, plant and equipment, at cost	36,420,776	33,568,651
Less accumulated depreciation and amortization	17,138,713	14,605,751
Property, plant and equipment, net	19,282,063	18,962,900
Other assets	817,305	676,073
Deferred tax assets	905,000	1,194,000
Goodwill, net of accumulated amortization of $434,603	2,491,146	2,451,037
Total Assets	$36,486,896	$36,992,692
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 6,239,758	$ 4,368,565
Accounts payable	1,554,517	3,577,921
Accrued liabilities	1,541,309	1,620,305
Income taxes payable	37,857	268,274
Total current liabilities	9,373,441	9,835,065
Long-term debt, net of current portion	429,420	3,871,635
Deferred compensation	123,452	155,768
Deferred liabilities	155,483	118,597
Deferred tax liabilities	1,703,000	958,000
Total liabilities	11,784,796	14,939,065
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $.01 per share:		
Authorized: 1,000,000 shares		
No shares issued		
Common stock, par value $.01 per share:		
Authorized: 20,000,000 shares		
Issued: 3,201,069 shares in 2002 and 2,859,249 shares in 2001	32,011	28,593
Common stock warrants	837,200	837,200
Additional paid-in capital	17,841,970	14,327,586
Retained earnings	7,395,978	9,531,445
Accumulated other comprehensive loss	(263,193)	(327,066)
	25,843,966	24,397,758
Less treasury stock, at cost – 82,100 shares in 2002 and 208,904 shares in 2001	(573,866)	(1,760,131)
Less loan to officer-stockholder	(568,000)	(584,000)
Total stockholders' equity	24,702,100	22,053,627
Total Liabilities and Stockholders' Equity	$36,486,896	$36,992,692

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 28, 2002, December 29, 2001 and December 30, 2000

	Common Stock		Common Stock	Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury Stock		Loan to Officer-
	Shares	Amount	Warrants(A)	Capital(B)	Earnings	Income(Loss)	Shares	Amount	Stockholder
Balance, January 1, 2000	2,698,309	$26,983	$ —	$12,578,703	$9,192,310	$ 142,589	958,904	$8,079,294	$360,000
Net income					315,056				
Exercise of options	107,064	1,071		945,831					
Sale of common stock				458,245			(750,000)	(6,319,163)	
Sale of common stock warrants			837,200						
Loan to officer-stockholder									280,000
Foreign currency translation						(193,564)			
Balance, December 30, 2000	2,805,373	28,054	837,200	13,982,779	9,507,366	(50,975)	208,904	1,760,131	640,000
Net income					24,079				
Exercise of options	53,876	539		344,807					
Forgivness of loan to officer-stockholder									(56,000)
Foreign currency translation						(276,091)			
Balance, December 29, 2001	2,859,249	28,593	837,200	14,327,586	9,531,445	(327,066)	208,904	1,760,131	584,000
Net loss					(2,135,467)				
Exercise of options	10,975	110		105,440					
Stock Purchase Plan sales	11,336	113		61,923					
Sale of common stock	319,509	3,195		3,347,021			(208,904)	(1,760,131)	
Purchase of common stock							82,100	573,866	
Loan to officer-stockholder									40,000
Forgiveness of loan to officer-stockholder									(56,000)
Foreign currency translation						63,873			
Balance, December 28, 2002	3,201,069	$32,011	$837,200	$17,841,970	$7,395,978	$ (263,193)	82,100	$ 573,866	$568,000

(A) Common stock warrants for 429,775 shares of common stock are exercisable at $17.80 per share and expire October 26, 2003.

(B) Tax benefits associated with the exercise of employee stock options are recorded to additional paid-in capital, when such benefits are realized.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 28, 2002, December 29, 2001 and December 30, 2000

	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ (2,135,467)	$ 24,079	$ 315,056
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	2,909,363	2,366,194	1,842,679
Amortization of goodwill	—	148,669	154,216
Amortization of deferred income	(87,288)	(87,288)	—
Deferred and other compensation	64,934	66,564	13,219
Deferred income taxes	507,000	(80,000)	330,000
Changes in operating assets and liabilities:			
Accounts receivable	1,830,810	(14,923)	(1,842,289)
Income tax refunds receivable	(105,591)	(152,399)	351,622
Inventories	781,874	(1,169,669)	(714,112)
Other current assets	333,571	(307,488)	35,068
Deferred tax assets	130,000	(291,000)	(231,000)
Other assets	(141,232)	76,308	(188,874)
Accounts payable	(2,377,474)	212,286	1,673,613
Accrued liabilities	(78,996)	198,153	319,860
Income taxes payable	(230,417)	95,736	173,000
Deferred compensation	(41,250)	(50,178)	(262,071)
Other liabilities	124,174	205,885	—
Loan to officer-stockholder	—	—	(280,000)
Net cash provided by operating activities	1,484,011	1,240,929	1,689,987
Cash flows from investing activities:			
Purchases of capital assets	(2,857,664)	(10,876,662)	(4,018,931)
Proceeds from sales of capital assets	—	24,115	33,041
Net cash used in investing activities	(2,857,664)	(10,852,547)	(3,985,890)
Cash flows from financing activities:			
Borrowings under revolving credit facility	500,000	7,500,000	—
Borrowings under mortgage loan	3,500,000	—	—
Borrowings under term loan	2,720,000	—	—
Borrowings under lease facility	—	414,907	343,500
Repayment of borrowings	(8,301,073)	(155,409)	(4,217,453)
Proceeds from the issuance of common stock and common stock warrants, net	5,110,347	—	7,614,608
Proceeds from the exercise of stock options	167,587	345,346	946,902
Repurchase of common stock	(573,866)	—	
Net cash provided by financing activities	3,122,995	8,104,844	4,687,557
Effect of exchange rate changes	17,022	(74,182)	(74,405)
Net increase (decrease) in cash and cash equivalents	1,766,364	(1,580,956)	2,317,249
Cash and cash equivalents at beginning of year	1,844,434	3,425,390	1,108,141
Cash and cash equivalents at end of year	$ 3,610,798	$ 1,844,434	$ 3,425,390
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 45,000	$ 280,000	$ 38,000
Loan interest	$ 269,000	$ 219,000	$ 223,000
Non-cash activities:			
Unpaid purchases of capital assets	$ 354,000	$ 529,245	$ —
Addition to loan to officer-stockholder	$ 40,000	—	—

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: The Company is involved in the design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics, and microstrip, bonded stripline and thick metal-backed Teflon® (PTFE) and mixed dielectric multilayer circuits for communications, defense and aerospace applications.

The Company's operations are conducted primarily through two business segments: (1) electronic components and (2) microwave micro-circuitry.

Principles of consolidation: The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

Debt classification and management's plans: As discussed in Note 6, on April 17, 2003, the Company and Fleet Bank entered into bank modification agreements that waived compliance with certain covenants and further amended the applicable terms of the agreement and covenants. Among other things, as the loan agreements contain a material adverse change clause, under which Fleet Bank, in its good faith opinion, can determine that the Company is in default under the agreements. The Company has classified the amounts as a current liability at December 28, 2002.

Management of the Company is contemplating additional cost and capital expenditure reductions as a means to improve cash flow. Management also believes that the potential exists for various financing alternatives, including but not limited to a sale and lease-back of certain property and/or obtaining secured financing from an asset based lender. Management believes any one of these financing alternatives, combined with current liquid resources and the expected cash flows from operations should be sufficient to meet the obligations to Fleet Bank and currently contemplated operations during the next twelve months.

Cash and cash equivalents: The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions. Because of their liquidity and short-term maturities, the carrying value of these financial instruments approximates their fair value.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Contract revenues: Contract revenue and related costs on fixed-price contracts that require customization of standard products to customer specifications are recorded as title to these products transfers to the customer, which is generally on the date of shipment. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work in process inventory. Anticipated losses on contracts are charged to operations when identified. Revenue related to non-recurring engineering charges is generally recognized upon shipment of the initial units produced or based upon contractually established stages of completion.

Warranties: Certain of the Company's long-term contracts have warranty obligations. Estimated warranty costs for each contract are determined based on the contract terms and technology specific issues. The Company accrues estimated warranty costs at the time of sale and any additional amounts are recorded when such costs are probable and can be reasonably estimated. Warranty expense was approximately $77,000, $74,000 and $100,000 for 2002, 2001 and 2000, respectively. The warranty reserve at December 28, 2002 and December 29, 2001 was $150,000.

Inventories: Inventories are valued at the lower of average cost or market. Provision is made for potential losses on slow moving and obsolete inventories when identified.

Foreign currency translation: The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". This statement provides that all balance sheet accounts be translated at year-end rates of exchange, except stockholders' equity accounts which are translated at historical rates. Income and expense accounts are translated at the average of exchange rates in effect during the year. The resulting translation adjustment is reported as a separate component of stockholders' equity and accumulated other comprehensive income (loss). Realized foreign exchange transaction gains and losses, which are not material, are included in income.

Comprehensive income (loss): Comprehensive income (loss) includes all changes in stockholders' equity during a period except those resulting from investments by or distributions to stockholders. The Company has determined the component of comprehensive income (loss) impacting the Company is cumulative translation adjustments.

Depreciation: Depreciation is computed for financial purposes on the straight-line method, while accelerated methods are used, where applicable, for tax purposes. The following estimated useful lives are used for financial income statement purposes:

Land improvements	10 years
Building	25 years
Machinery and equipment	3 – 10 years
Office equipment, furniture and fixtures	5 – 10 years

Assets under construction are not depreciated until the assets are placed into service. Fully depreciated assets included in property, plant and equipment at December 28, 2002 and December 29, 2001 amounted to $9,436,000 and $7,967,000, respectively.

Long-lived assets: The Company applies Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which superseded Financial Accounting Standards No. 121. Under Statement No. 144, impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

Goodwill: Goodwill represents the excess of cost over the fair value of net assets of an acquired business. Prior to 2002, the Company amortized this cost over a 20 year life using the straight-line method. With the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets" by the Company on December 30, 2001, goodwill is no longer subject to amortization over its estimated useful life. However, goodwill will be tested for impairment annually under a two-step approach, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed at the "reporting unit" level by applying a fair value-based test. A reporting unit is defined as the same as, or one level below the operating segment level as described in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Under the two-step approach, the carrying amount of the reporting unit is compared with its fair value. If the carrying amount of the reporting unit exceeds its fair value, the "implied" fair value (as defined in SFAS No. 142) of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. In addition, under SFAS No. 142, an acquired intangible asset should be separately recognized if the benefit of the intangible is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred,

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

licensed, rented, or exchanged. Intangible assets will be amortized over their estimated useful lives.

On an annualized basis, the adoption of this accounting standard reduced the amortization of goodwill by approximately $150,000 commencing in 2002 for the microwave micro-circuitry segment. In connection with the adoption of SFAS No. 142, the Company has completed both an initial impairment test as of the beginning of the fiscal year and its latest impairment test of goodwill required by the standard, which indicated there was no impairment of goodwill.

The changes in the carrying amount of goodwill for the fiscal years ended December 28, 2002 and December 29, 2001 are as follows:

	2002	2001
Balance, beginning of year	$2,451,037	$2,774,248
Goodwill amortized	—	(148,669)
Foreign currency adjustment	40,109	(174,542)
Balance, end of year	$2,491,146	$2,451,037

The current impact that the adoption of SFAS No. 142 had on net income (loss) and net income (loss) per share for the years presented is as follows:

	2002	2001	2000
Reported net income (loss) for the period	$(2,135,467)	$ 24,079	$315,056
Add back: amortization of goodwill	—	148,669	154,216
Adjusted net income (loss) for the period	$(2,135,467)	$172,748	$469,272
Basic net income (loss) per share:			
Reported net income (loss)	$ (.69)	$ .01	$ .15
Amortization of goodwill	—	.06	.07
Adjusted net income (loss)	$ (.69)	$ .07	$ .22
Diluted net income (loss) per share:			
Reported net income (loss)	$ (.69)	$ .01	$ .14
Amortization of goodwill	—	.05	.06
Adjusted net income (loss)	$ (.69)	$ .06	$ .20

Advertising: The Company expenses the cost of advertising and promotion as incurred. Advertising costs charged to operations were $175,000 in 2002, $232,000 in 2001 and $215,000 in 2000.

Income taxes: The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Tax benefits associated with the exercise of stock options are recorded to additional paid-in capital in the year the tax benefits are realized.

Savings and Investment Plan: The Company's Savings and Investment Plan is a 401(k) plan (the "Plan") that provides eligible employees with the option to defer and invest up to 16% of their compensation, with 50% of the first 6% of such savings matched by the Company. The Company's contributions to the Plan were $182,000 in 2002, $185,000 in 2001 and $163,000 in 2000. The Board of Directors may also authorize a discretionary amount to be contributed to the Plan and allocated to eligible employees annually. The discretionary amount contributed to the Plan was $45,000 in 2000. No discretionary contribution amounts were authorized for 2002 and 2001.

Stock-based compensation: Effective December 31, 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which permitted the Company to elect to account for stock-based compensation arising under its stock option and stock subscription plans and key employee incentive plan by using a fair value based method or continuing to measure compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has elected to continue using the intrinsic value method and make the pro forma disclosures required by Statement No. 123 of net income and net income per share as if the fair value based method of accounting had been applied (see Note 8). Since the Company generally grants options and rights to subscribe to purchase shares at or near the market price of the underlying share on the date of grant, it is not required to recognize compensation expense as a result of such grants.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," an Amendment of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company adopted the disclosure provisions of SFAS No. 148 during fiscal 2002. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. As permitted by SFAS No. 148, the Company will continue to apply the provisions of APB Opinion No. 25 "Accounting for Stock-Based Compensation," for all employee stock option grants and has elected to disclose pro-forma net income and earnings per share amounts as if the fair-value based method had been applied in measuring compensation costs.

The table below sets forth the pro forma net income (loss) and the pro forma net income (loss) per share information as calculated in accordance with Statement No. 123.

	2002	2001	2000
Net income (loss) – as reported	$ (2,135,467)	$ 24,079	$ 315,056
Plus: Stock-based compensation expense included in reported net income (loss), net of tax	—	—	—
Less: Stock-based compensation expense determined using the fair value method, net of tax	(366,000)	(282,000)	(294,000)
Net income (loss) – pro forma	$ (2,501,467)	$ (257,921)	$ 21,056
Basic earnings (loss) per share:			
As reported	$ (.69)	$ .01	$ .15
Pro forma	$ (.81)	$ (.09)	$ .01
Diluted earnings (loss) per share:			
As reported	$ (.69)	$ .01	$ .14
Pro forma	$ (.81)	$ (.09)	$ .01

Research and development: Research and development expenditures of $2,729,000 in fiscal 2002, $3,382,000 in fiscal 2001 and $1,871,000 in fiscal 2000 were expensed as incurred.

Deferred financing costs: During 2002, the Company capitalized $209,000 of deferred financing costs and is amortizing such amount over the life of the related debt.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Net income (loss) per share: Basic net income (loss) per common share is calculated by dividing net income (loss), less dividends on preferred stock, if any, by the weighted average common shares outstanding during the period. The calculation of diluted net income (loss) per common share is similar to that of basic net income (loss) per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable under stock options and warrants, were issued during the reporting period to the extent they are not anti-dilutive.

Accounting period: The Company's fiscal year is the 52 – 53 week period ending on the Saturday closest to December 31. The Company has quarterly dates that correspond with the Saturday closest to the last day of each calendar quarter and each quarter consists of 13 weeks in a 52-week year. Periodically, the additional week to make a 53-week year (fiscal year 1997 was the latest and fiscal year 2003 will be the next) is added to the fourth quarter, making such quarter consist of 14 weeks.

Recent Accounting Pronouncements: SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was effective for fiscal periods beginning after December 15, 2001, establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale. The adoption of SFAS No. 144 did not have a material impact on the Company's financial position or results of operations.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections", will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. The statement also amended SFAS No. 13 for certain sale-leaseback and sublease accounting. The Company is required to adopt the provisions of SFAS No. 145 effective December 29, 2002. The Company is currently evaluating the impact of adoption of this statement, however, the Company does not expect that the adoption of SFAS No. 145 will have a material impact on the Company's financial position or results of operations.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" nullifies EITF Issue No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 had recognized the liability at the commitment date to an exit plan. The Company is required to adopt the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 28, 2002. The Company is currently evaluating the impact of adoption of this statement to determine if the adoption of SFAS No. 146 will have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 expands on the accounting guidance of SFAS No. 5 " Accounting for Contingencies," SFAS No. 57 "Related Party Disclosures," and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." It also incorporates without change the provisions of FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of the Indebtedness of Others," which is superseded. The initial recognition requirements in this Interpretation are effective for periods ending after December 15, 2002. The Company is currently evaluating the impact of the adoption of this interpretation to determine if the adoption of FIN 45 will have a material impact on the Company's financial position or results of operations.

2. DELAWARE REINCORPORATION

On February 22, 2001, the Company (previously incorporated in the State of New Jersey) was reincorporated in the State of Delaware. In connection with the reincorporation, each share of Common Stock, par value $.50 per share, of the Company prior to the reincorporation was converted into one share of Common Stock, par value $.01 per share, of the Company, as reincorporated in Delaware. As a result of the reincorporation, the authorized capital stock of the Company was increased to 20 million shares of Common Stock, par value $.01 per share (from 5 million shares of Common Stock prior to the reincorporation), and one million shares of Preferred Stock, par value $.01 per share.

Common stock and additional paid-in capital for all prior years in the accompanying financial statements were previously restated to give effect to the reincorporation. The Company incurred $330,000 of costs in connection with the reincorporation in Delaware. Such expense is reflected as a reincorporation charge in the accompanying statement of operations. The reincorporation charge net of tax benefits was $198,000 or $.07 per share in 2001.

The Board of Directors has the authority to issue up to one million shares of Preferred Stock and to fix the number of shares constituting any series and the designation of such series, and to determine the preferences, rights and qualifications or limitations of such series of Preferred Stock, without any further vote or action by the Company's stockholders.

3. PRIVATE PLACEMENTS OF COMMON STOCK AND WARRANTS TO PURCHASE COMMON STOCK

On April 7, 2000, the Company entered into a stock purchase and exclusivity agreement with Ericsson Microelectronics, A.B. ("Ericsson") and Ericsson Holding International, B.V. ("EHI") pursuant to which the Company sold to EHI 375,000 shares of Common Stock, representing approximately 17.5% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $3,375,000. The stock purchase and exclusivity agreement also provides that the Company will design, develop and produce exclusively for Ericsson certain Multi-Mix® products that incorporate active RF power transistors for use in wireless basestation applications, television transmitters and certain other applications that are intended for Bluetooth transceivers. The Company also agreed that it will generally be the priority supplier for such products.

In connection with EHI's purchase of the Company's Common Stock, the Company and EHI also entered into a registration rights agreement which provides EHI with two demand registrations at any time following April 7, 2002.

On October 26, 2000, the Company entered into subscription agreements for common stock and three-year warrants to purchase shares of Common Stock ("Warrants") with a group of investors led by Adam Smith Investment Partners, L.P. and certain of its affiliates (the "Adam Smith Investors"), EHI, and three members of the board of directors of the Company (the "Director Investors"). The Company sold to the investors units at a price of $12.80 per unit, each unit consisting of one share of Common Stock and one Warrant with an exercise price of $21.25, which expire on October 26, 2003 ("Units"). The Adam Smith Investors purchased 240,000 Units, EHI purchased 100,000 Units and the Director Investors purchased 20,000 Units for an aggregate purchase price of $4,608,000. The Common Stock portion of the Units represented an aggregate of approximately 14% of the outstanding Common Stock of the Company after giving effect to the sales. The Warrants contain certain anti-dilution provisions.

On October 1, 2002, EHI completed the sale of its microelectronics business (excluding optosemiconductors and power modules, but including the RF power business) to Infineon Technologies AG ("Infineon"). As part of this transaction, EHI transferred to Infineon 475,000 shares of the Company and the right to acquire 119,380 shares of the Company's common stock pursuant to the Warrants, and EHI assigned to Infineon its rights in the following

3. PRIVATE PLACEMENTS OF COMMON STOCK AND WARRANTS TO PURCHASE COMMON STOCK *(continued)*

agreements between EHI and the Company: (i) the Stock Purchase and Exclusivity Letter Agreement, dated April 7, 2000, as amended by the letter agreement dated February 1, 2002; (ii) the Registration Rights Agreement, dated April 7, 2000; (iii) the Subscription Agreement, dated as of October 26, 2000; and (iv) the Registration Rights Agreement, dated October 26, 2000 (collectively, the "Agreements"). The Company also agreed to make certain modifications to the Agreements and the Warrants. These changes are reflected in the Modification Agreement, dated as of September 27, 2002, between the Company and Infineon.

The Warrants were valued using the Black-Scholes option valuation model with a resulting allocation of the aggregate proceeds from the Units attributable to the Warrants of $837,200, net of issue costs. The following assumptions were utilized to value the Warrants: price per share of common stock of $15.25; expected life of three years; expected volatility of 40%; a risk free interest rate of 6%; an expected yield of 0.0%; and a liquidity discount of 33%.

In connection with the purchase by EHI and the Adam Smith Investors of the Company's Common Stock and Warrants, the Company, EHI and the Adam Smith Investors also entered into registration rights agreements which provide EHI and the Adam Smith Investors each with two demand registrations at any time following October 26, 2002.

On February 28, 2002, the Company sold to DuPont Electronic Technologies 528,413 shares of Common Stock, representing approximately 16.6% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $5,284,000. The Company and DuPont Electronic Technologies have also agreed to work together to better understand the dynamics of the markets for high-frequency electronic components and modules. David B. Miller, Vice President and General Manager of DuPont Electronic Technologies, was appointed to the Company's Board of Directors. As a result of this sale, certain contractual anti-dilution provisions affected both the Warrant exercise price and the number of shares subject to the Warrants. As a result of this sale, pursuant to the anti-dilution provisions of the Warrants issued in October 2000, the exercise price of the Warrants was reduced to $17.80 and the number of shares subject to the Warrants was increased to 429,775.

In connection with DuPont's purchase of the Company's Common Stock, the Company and DuPont also entered into a registration rights agreement which provides DuPont with two demand registrations at any time following February 28, 2004 and the right to register shares on Form S-3 up to twice per year at anytime after February 28, 2004.

4. INVENTORIES

Inventories consist of the following:

	2002	2001
Finished goods	$ 414,233	$ 490,135
Work in process	2,019,779	2,057,036
Raw materials and purchased parts	1,581,319	2,250,034
	$4,015,331	$4,797,205

Total inventories are net of valuation allowances for obsolescence of $1,422,000 in 2002 and $991,000 in 2001. The Company disposed of $114,000 and $212,000 of obsolete inventories in 2002 and 2001, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	2002	2001
Land and land improvements	$ 766,694	$ 666,045
Building	6,376,436	6,071,027
Machinery and equipment	21,726,180	19,444,756
Office equipment, furniture and fixtures	7,551,466	7,386,823
	$36,420,776	$33,568,651

Capital assets of $10,321,000 included in building and machinery and equipment were placed in service in 2002. Of this amount, $7,045,000 was included in building and machinery and equipment at December 29, 2001.

6. CURRENT AND LONG-TERM DEBT

The Company was obligated under the following debt instruments at December 28, 2002 and December 29, 2001:

	2002	2001
Fleet Bank (A):		
Revolving credit facility, interest 1/2% below prime	$ —	$4,000,000
Mortgage loan, callable January 31, 2004, interest 1/2% below prime	3,368,750	3,500,000
Term loan, callable January 31, 2004, interest LIBOR plus 2%	2,720,000	—
The Bank of Nova Scotia (B):		
Capital leases, interest 6.7%, due October 2004	70,553	131,662
Capital leases, interest 8.7%, due June 2005	202,420	248,191
Capital leases, interest 7.3%, due April 2006	167,435	197,033
Capital leases, interest 7.9%, due June 2006.	140,020	163,314
	6,669,178	8,240,200
Less current portion	6,239,758	4,368,565
Long-term portion	$ 429,420	$3,871,635

(A) The Company commenced borrowing in April 2001 under its existing revolving credit facility with Fleet Bank, at an interest rate of one-half percent below the bank's floating prime rate, which was 7.0% at that time. During 2001, the Company borrowed an aggregate amount of $7,500,000 under this facility. The weighted average interest rate on the borrowings under this facility during 2002 and 2001 was 4.22% and 5.70%, respectively, and the year-end interest rate was 3.75% and 4.25%, respectively.

During the first quarter of 2002, the Company obtained an increase of $2,500,000 in the Company's lines of credit with Fleet Bank to a total of $10,000,000, $3,500,000 of which consisted of a first mortgage originally callable in March 2007 on the Company's West Caldwell, New Jersey manufacturing facility. As of December 28, 2002, the Company had $3,780,000 available under its existing revolving credit facility which was due to expire on June 30, 2003.

In December 2002 the Company borrowed $2,720,000 under a seven-year term loan with Fleet Bank, which lowered the amount available under its revolving line of credit. The weighted average and year-end interest rate on the borrowings under this facility during 2002 was 3.42%.

The Company successfully completed a private placement of 528,413 shares of Company Common Stock on February 28, 2002 that raised $5,284,000 before offering expenses. The Company repaid the Fleet Bank revolving credit facility from the proceeds of that offering.

6. CURRENT AND LONG-TERM DEBT *(continued)*

The revolving credit facility, mortgage loan and term loan are secured by substantially all assets located within the United States and the pledge of 65% of the stock of the Company's subsidiaries located in Costa Rica. The provisions of the revolving credit and term loan agreement require the Company to maintain certain financial covenants. At December 28, 2002, the Company was not in compliance with certain of these covenants.

On April 17, 2003, the Company and Fleet Bank entered into bank modification agreements, that waived compliance with certain covenants and further amended the applicable terms of the agreements and covenants. The Company is in compliance with the amended covenants. Under the amended loan agreements, Fleet Bank reduced the amount available under its revolving credit facility to $1,000,000, based upon availability under a borrowing base calculation (70% of eligible accounts receivable as defined in the modified loan agreements), and changed the maturity date of the Company's $3,500,000 first mortgage loan and the $2,720,000 term loan to January 31, 2004, while extending the maturity date of the revolving credit facility to January 31, 2004. The loan agreements contain a material adverse change clause, under which Fleet Bank, in its good faith opinion, can determine that the Company is in default under the agreements. The Company believes that this clause is a Subjective Acceleration Clause as indicated in FASB Technical Bulletin 79-3, and, based upon the Company's assessment under those guidelines, among other factors, has classified the amounts as a current liability at December 28, 2002.

Management's plans in connection with its debt obligations are outlined in Note 1.

(B) Capital leases included in property, plant and equipment, net, have a depreciated cost of approximately $559,000 at December 28, 2002 and $632,000 at December 29, 2001.

At December 28, 2002 and December 29, 2001, the fair value of the Company's debt approximates carrying value. The fair value of the Company's long-term debt is estimated based on current interest rates.

The payments now required under the long-term obligations listed above during the years following December 28, 2002 are set forth below:

2004	$161,484
2005	162,754
2006	105,182
	$429,420

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	2002	2001
Commissions	$ 357,904	$ 464,121
Vacation	172,144	122,932
Employee compensation	217,176	567,679
Warranty reserve	150,000	150,000
Deferred compensation	39,000	39,000
Restructuring	178,648	—
Other	426,437	276,573
	$1,541,309	$1,620,305

8. STOCK OPTION AND STOCK PURCHASE PLANS

Under the Company's 1993 Stock Option Plan, 324,210 shares of common stock were initially reserved for issuance. The 1993 Option Plan provides for issuance of incentive and non-qualified stock options. The incentive options may not be issued at less than 100% of the fair market value of the shares on the date of grant and they may be exercised at any time between one and ten years from the date of grant. The non-qualified options may be granted to employees at an exercise price determined by the Stock Option Committee of the Board of Directors which may not be less than fair value. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant. As of December 28, 2002, options for the purchase of a total of 171,360 shares remained outstanding of which 162,860 are exercisable under the 1993 Option Plan, and options for 31,485 shares were available for future grant.

The non-qualified options may also be granted to non-employee directors, provided the option price is at least equal to the closing price on the date the option is granted. Such options are exercisable after the grant or at any time before the fifth anniversary of the grant.

In 1997, the Company's stockholders approved a Long Term Incentive Plan ("LTIP") pursuant to which 275,000 shares of the Company's common stock were initially reserved for grant to eligible employees. The LTIP provides for issuance of Incentive Stock Options, Non-qualified Stock Options, Bonus Stock and Discounted Stock Options. Under this Plan, the Company may grant to employees who hold positions no more senior than mid-level management, discounted stock options for up to 110,000 shares of common stock, with the option price per share of common stock to be at least greater than or equal to 50% of the fair market value of the common stock on the date of grant. As of December 28, 2002, options for the purchase of 160,871 shares remain outstanding of which 144,071 are exercisable under the LTIP.

In 2001, the Company's stockholders approved the 2001 Stock Option Plan pursuant to which 175,000 shares of the Company's common stock were reserved for issuance of incentive and non-qualified stock options. The options may not be issued at less than 100% of the fair market value of the shares on the date of grant and they may be exercised at any time between one and ten years from the date of grant. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant. As of December 28, 2002, options for the purchase of a total of 81,100 shares remained outstanding of which 37,500 are exercisable under the 2001 Stock Option Plan, and options for 93,900 shares were available for future grant.

The non-qualified options may also be granted to non-employee directors, provided the option price is at least equal to the fair market value on the date the option is granted. Annual options granted to non-employee directors are exercisable after the grant or at any time before the fifth anniversary of the grant.

In addition, non-qualified options for the purchase of a total of 33,000 shares remained outstanding and exercisable as a result of grants by the Board of Directors in 1996 to non-employee directors at fair market value on the date of grant.

8. STOCK OPTION AND STOCK PURCHASE PLANS *(continued)*

A summary of all stock option activity and information related to all options outstanding follows:

	2002		2001		2000	
	Weighted average exercise price	Shares or price per share	Weighted average exercise price	Shares or price per share	Weighted average exercise price	Shares or price per share
Outstanding at beginning of year	$10.11	454,834	$ 9.64	447,194	$9.51	500,734
Granted	11.86	76,500	13.60	38,100	7.36	52,950
Exercised	9.62	(10,975)	6.93	(24,760)	9.33	(89,164)
Cancelled	11.17	(74,028)	10.60	(5,700)	8.11	(17,326)
Outstanding at end of year	10.29	446,331	10.11	454,834	9.64	447,194
Exercisable at end of year	$ 9.90	377,431	$ 9.81	399,284	$9.63	340,644
Option price range at end of year		$4.90 – $17.00		$6.00 – $17.00		$5.00 – $15.50
Weighted average estimated fair value of options granted during the year		$3.10		$2.22		$3.44

The following table sets forth information as of December 28, 2002 regarding weighted average exercise prices, weighted average remaining contractual lives and remaining outstanding options under the various stock option plans sorted by range of exercise price:

	Options Outstanding			Options Exercisable	
Options Price Range	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$ 4.90 – $ 8.75	156,466	$ 7.39	5.5 years	145,966	$ 7.34
$ 9.10 – $13.80	259,215	$11.06	5.4 years	203,815	$11.04
$14.00 – $17.00	30,650	$14.98	8.0 years	27,650	$15.08

In 2001, the Company's stockholders approved a stock purchase plan pursuant to which 250,000 shares of the Company's common stock were initially reserved for sale to eligible employees. Under this plan, the Company may grant employees the right to subscribe to purchase shares of common stock from the Company at 85% of the market value on specified dates and pay for the shares through payroll deductions over a period of up to 27 months.

A summary of stock purchase plan subscription activity follows:

	2002		2001		2000	
	Weighted average exercise price	Shares or price per share	Weighted average exercise price	Shares or price per share	Weighted average exercise price	Shares or price per share
Subscribed at beginning of year	$12.50	19,339	$ 5.95	28,866	$6.14	50,392
Subscribed	—	—	12.50	20,969	—	—
Purchased	5.47	(11,336)	5.97	(29,116)	6.47	(17,900)
Cancelled	12.50	(4,165)	12.50	(1,380)	5.95	(3,626)
Subscribed at end of year	$12.50	3,838	$12.50	19,339	$5.95	28,866
Subscription price range end of year		$ 12.50		$ 12.50		$ 5.95
Weighted average estimated fair value of rights granted during the year		—		$ 3.07		—

The weighted average of the remaining contractual life of the outstanding stock subscriptions at December 28, 2002 was approximately 0.7 years.

8. STOCK OPTION AND STOCK PURCHASE PLANS *(continued)*

2001 Key Employee Incentive Plan:
In June 2001, the stockholders of the Company approved the 2001 Key Employee Incentive Plan, which provides for an award consisting of restricted stock of approximately five percent of the average number of outstanding shares of Company Common Stock during a six-month period upon the attainment of an average market capitalization during the same six-month period of $50,000,000, and an additional award of approximately five percent of the average number of outstanding shares upon the attainment of an average market capitalization during a subsequent six-month period of $80,000,000. Any shares of restricted stock awarded vest annually over a three-year period. The previous plan, the 2000 Key Employee Incentive Plan was cancelled in April 2001.

The Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its Key Employee Incentive Plan. Under such accounting, compensation expense will begin to be recorded once the target market capitalizations are achieved. Accordingly, for the years ended December 28, 2002 and December 29, 2001, the Company did not record any compensation expense with respect to the Plan.

SFAS No. 123 "Accounting for Stock-Based Compensation" requires the disclosure of pro forma net income and net income per share as if the Company adopted the fair value method of accounting for stock-based awards. The Company has determined the fair value of shares which may be awarded to key employees under the 2001 Key Employee Incentive Plan as if the shares were awarded on the date of the approval of the Plan by the stockholders. The Company has estimated the fair value of the restricted stock awards, vesting on a straight-line basis over a three-year period using the Black-Scholes option valuation model utilizing the assumptions as set forth below in 2002.

As explained in Note 1, the Company has adopted the disclosure-only provisions of Statement No. 123. Accordingly, no earned or unearned compensation cost was recognized in the accompanying consolidated financial statements for stock options and stock purchase plan subscription rights granted in 2002, 2001 and 2000.

	2002	2001	2000
Net income (loss) – as reported	$(2,135,467)	$ 24,079	$315,056
Net income (loss) – pro forma	(2,501,467)	(257,921)	21,056
Net income(loss) per share – as reported	$ (.69)	$ .01	$ .14
Net income(loss) per share – pro forma	$ (.81)	$ (.09)	$ .01

The Statement No. 123 method of accounting has been applied to options granted in periods after December 31, 1994 and the resulting pro forma compensation expense may not be indicative of pro forma expense in future years.

The fair value of each of the options and purchase plan subscription rights granted in 2002, 2001, and 2000 was estimated on the date of grant using the Black-Scholes option valuation model.

The following weighted average assumptions were utilized:

	2002	2001	2000
Expected option life (years)	2.4	2.9	4.5
Expected volatility	45.00%	35.00%	50.00%
Risk-free interest rate	3.50%	4.00%	6.00%
Expected dividend yield	0.00%	0.00%	0.00%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and subscription rights have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and subscription rights.

9. INCOME TAXES

The provision (benefit) for income taxes consists of the following components:

	2002	2001	2000
Current tax provision (benefit):			
Federal	$(282,000)	$ (4,000)	$(439,000)
Foreign	(10,000)	(14,000)	299,000
State	22,000	(22,000)	(120,000)
	(270,000)	(40,000)	(260,000)
Deferred tax provision (benefit):			
Federal	645,000	(113,000)	240,000
Foreign	(138,000)	(52,000)	20,000
State	—	85,000	70,000
	507,000	(80,000)	330,000
Provision (benefit) for income taxes	$ 237,000	$(120,000)	$ 70,000

Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities at December 28, 2002 and December 29, 2001 are as follows:

	2002	2001
Current deferred tax assets:		
Inventory valuation allowance	$ 570,000	$ 384,000
Capitalized inventory costs	42,000	47,500
Warranty cost	64,500	64,500
Deferred compensation	17,000	17,000
Other	251,500	35,000
Net current deferred tax assets	945,000	548,000
Non-current deferred tax assets:		
Deferred compensation	49,000	67,000
Net operating loss carryforwards	1,750,000	1,175,000
Capitalized leases	191,000	246,000
Research and development credits	160,000	—
Other	105,000	6,000
	2,255,000	1,494,000
Less valuation allowance	(1,350,000)	(300,000)
	905,000	1,194,000
Non-current deferred tax liabilities:		
Depreciation and amortization	(1,676,000)	(936,000)
Research and development credits	(13,000)	(22,000)
Other	(14,000)	—
	(1,703,000)	(958,000)
Net non-current deferred tax assets (liabilities)	(798,000)	236,000
Net deferred tax assets	$ 147,000	$ 784,000

The statutory federal income tax rate is reconciled to the effective tax rate computed by dividing the provision (benefit) for income taxes by income (loss) before income taxes as follows:

	2002	2001	2000
Statutory rate	(34.0)%	(34.0)%	34.0 %
Effect of:			
State income tax, net of federal income tax effects	0.8	43.3	(8.6)
Foreign sales corporation income	—	(41.6)	(5.3)
Research and development credits	(7.0)	(145.3)	(30.3)
Change in valuation allowance	55.3	—	—
Goodwill amortization	—	52.7	13.6
Other	(2.6)	(0.2)	14.8
Effective tax rate	12.5 %	(125.1)%	18.2 %

As of December 28, 2002, the Company had net operating loss carryforwards for both Federal and state income tax purposes of approximately $4,600,000, which are available to offset future taxable income through 2022 and 2009, respectively. Also, the Company has approximately $700,000 of future tax deductions related to the exercise of employee stock options. In addition, the Company has Federal income tax credit carryforwards of approximately $80,000 expiring through 2022.

Due to the uncertainties related to, among other things, the extent and timing of its future taxable income, the Company increased its domestic deferred tax asset valuation allowance by $1,050,000 to $1,350,000 in fiscal year 2002. As a result of this provision, the Company's domestic net deferred tax assets have been fully reserved.

The provision (benefit) for foreign income taxes is based upon foreign income or loss before income taxes as follows: a loss of $117,000 for 2002; a loss of $20,000 for 2001 and $1,000,000 of income for 2000.

Deferred Federal and state income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be invested permanently in those operations. At December 28, 2002, the cumulative earnings of foreign subsidiaries were approximately $700,000. The amount of unrecognized deferred tax liability on the undistributed cumulative earnings was approximately $100,000.

10. BUSINESS SEGMENT AND GEOGRAPHIC DATA

The Company's operations are conducted primarily through two business segments: (1) electronic components and (2) microwave micro-circuitry. These segments, and the principal operations of each, are as follows:

Electronic components: Design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics for communications, defense and aerospace applications. Of the identifiable assets, 80% are located in the United States and 20% are located in Costa Rica.

Microwave micro-circuitry: Design, manufacture and sale of microstrip, bonded stripline and thick metal-backed Teflon® (PTFE) and mixed dielectric multilayer circuits for communications, defense and aerospace applications. Identifiable assets are located in Canada.

10. BUSINESS SEGMENT AND GEOGRAPHIC DATA *(continued)*

Information about the Company's operations in different industries and geographic areas follows. Operating income is net sales less operating expenses. Operating expenses exclude interest expense, other income and income taxes. Assets are identified with the appropriate operating segment and are substantially all located in the North America geographic area. Corporate assets consist principally of cash and corporate expenses are immaterial. Intersegment sales and the resulting intersegment assets are principally due to transactions from the microwave micro-circuitry segment to the electronic components segment.

	2002	2001	2000
		(In thousands of dollars)	
Industry segments:			
Sales to unaffiliated customers:			
Electronic components	$21,414	$21,383	$17,118
Microwave micro-circuitry	3,966	4,686	6,018
Intersegment sales	(810)	(276)	(100)
Consolidated	$24,570	$25,793	$23,036
Income (loss) before provision for income taxes:			
Operating income (loss):			
Electronic components	$ (1,792)	$ (319)	$ (893)
Microwave micro-circuitry	70	206	1,337
Interest and other (expense) income, net	(176)	17	(59)
Consolidated	$ (1,898)	$ (96)	$ 385
Identifiable assets:			
Electronic components	$28,211	$29,983	$18,891
Microwave micro-circuitry	4,767	5,426	5,427
Corporate	3,611	1,844	3,425
Intersegment assets	(102)	(260)	(143)
Consolidated	$36,487	$36,993	$27,600
Depreciation and amortization:			
Electronic components	$ 2,681	$ 2,049	$ 1,598
Microwave micro-circuitry	228	466	399
Consolidated	$ 2,909	$ 2,515	$ 1,997
Capital expenditures, net:			
Electronic components	$ 2,732	$10,404	$ 3,365
Microwave micro-circuitry	126	449	621
Consolidated	$ 2,858	$10,853	$ 3,986
Geographic areas:			
Sales to unaffiliated customers:			
North America	$20,352	$20,471	$20,514
Europe	2,742	3,795	1,260
Far East	1,279	1,278	1,208
Other	197	249	54
Consolidated	$24,570	$25,793	$23,036

The Company's customers are primarily major industrial corporations that integrate the Company's products into a wide variety of defense and commercial systems. The Company's customers include The Boeing Company, Raytheon Company, Northrop Grumman Corporation, Lockheed Martin Corporation, Loral Space & Communications Ltd. and General Dynamics Corporation. Sales to the foreign geographic area of Europe were 11.2% and 14.7% of net sales in 2002 and 2001, respectively. Sales to any one foreign geographic area did not exceed 10% of net sales for 2000. Sales to Lockheed Martin Corporation were 14.7%, 13.8% and 12.2% of net sales in 2002, 2001 and 2000, respectively. Sales to The Boeing Company (which acquired the space and communications business from Hughes Electronics Corporation, a former customer of the Company, in 2000) were 11.0%, 15.0% and 9.1% of net sales in 2002, 2001 and 2000, respectively.

Accounts receivable are financial instruments that expose the Company to a concentration of credit risk. A substantial portion of the Company's accounts receivable are from customers in the defense industry, and approximately 59% and 49% of its receivables at December 28, 2002 and December 29, 2001, respectively, were from six and five customers, respectively. Exposure to credit risk is limited by the large number of customers comprising the remainder of the Company's customer base, their geographical dispersion and by ongoing customer credit evaluations performed by the Company.

11. NET INCOME PER COMMON SHARE

The following table summarizes the calculation of basic and diluted net income per common share for 2002, 2001 and 2000:

	2002	2001	2000
Numerator:			
Net income (loss) available to common stockholders	$(2,135,467)	$ 24,079	$ 315,056
Denominator:			
Weighted average shares outstanding for basic net income (loss) per share	3,073,703	2,623,924	2,134,542
Effect of dilutive securities – stock options	—	111,865	175,265
Weighted average shares outstanding for diluted net income (loss) per share	3,073,703	2,735,789	2,309,807
Net income (loss) per share – basic	$ (.69)	$ .01	$ .15
Net income (loss) per share – diluted	$ (.69)	$ .01	$ .14

At December 28, 2002, there were 429,775 common stock warrants outstanding excluded from the calculation of dilutive securities because the warrant exercise price of $17.80 was greater than the average market value of the common shares. See Note 3.

If the sales of 528,400 shares of Company Common Stock on February 28, 2002 and 375,000 shares of Company Common Stock on April 7, 2000 and 360,000 Units on October 26, 2000 referred to in Note 3 had occurred at the beginning of each of the years, the pro forma basic and diluted weighted average number of common shares outstanding for fiscal years 2002, 2001 and 2000 would have been:

	2002	2001	2000
Basic:			
Actual	3,073,703	2,623,924	2,134,542
Adjustments for sales of:			
Common stock, February, 28, 2002 and April 7, 2000.	88,553	—	98,902
Units, October 26, 2000	—	—	294,725
Basic – pro forma	3,162,256	2,623,924	2,528,169
Effect of dilutive securities – stock options	—	111,865	175,265
Diluted – pro forma	3,162,256	2,735,789	2,703,434

12. COMMITMENTS AND CONTINGENCIES

Lease commitments:

The Company leases real estate and equipment under operating leases expiring at various dates through February 2006, which includes a 36,200 square-foot manufacturing facility in Costa Rica. The leases include provisions for rent escalation, renewals and purchase options, and the Company is generally responsible for taxes, insurance, repairs and maintenance.

Total rent expense charged to operations amounted to $471,000 in 2002. Total rental expense charged to operations amounted to $141,000 in 2001, which is net of $265,000 of construction period rent capitalized to fixed assets and $87,000 of amortization of facility sharing prepayments. Total rental expense charged to operations amounted to $244,000 in 2000. Future minimum lease payments, net of contractual facility sharing cost reductions of $87,000 per year through March 2003 (see following: Lease modification and facility sharing agreement), under noncancellable operating leases with an initial term exceeding one year are as follows:

2003	$ 413,000
2004	425,000
2005	442,000
2006	52,000

Lease modification and facility sharing agreement:

The Company entered into an agreement effective January 2001, with a customer to relinquish to this customer approximately half of the Company's 17,000 square-foot leased manufacturing facility in Costa Rica. Associated with the transaction, the Company entered into a new four-year lease agreement with a five-year renewal option with its Costa Rica landlord for the reduced space. In addition, the Company transferred certain employees to its customer, agreed to share certain personnel resources and common costs, and committed to provide certain management, administrative and other services to its customer.

In connection with the transaction, the Company received $350,000 from its customer and will receive a final payment of $100,000 in January 2003. The Company reduced its facility occupancy expenses by approximately $87,000 during the prior two years that commenced January 2001.

The Company deferred approximately $102,000 of costs at December 30, 2000 incurred in connection with entering into this agreement and other incremental costs, for the purpose of providing this customer with trained personnel and certain other services required for their dedicated manufacturing capability. Such costs classified in the balance sheet as other assets at December 30, 2000 were recovered through the $200,000 payment received in January 2001 as described above, and at December 28, 2002, the unamortized amount of $76,000 of the payments received is included in deferred liabilities. The Company has an agreement in principle with its co-tenant to relinquish the space it presently occupies on April 1, 2003 and to move its currently conducted operations into its larger facility.

12. COMMITMENTS AND CONTINGENCIES *(continued)*

Capital leases included in property, plant and equipment at December 28, 2002 are as follows:

Machinery and equipment	$905,000
Less accumulated depreciation	346,000
Total	$559,000

Future minimum lease payments under capital leases and the present value of such payments as of December 28, 2002 is as follows:

2003	$191,000
2004	190,000
2005	177,000
2006	108,000
Total minimum lease payments	666,000
Less amount representing interest..	86,000
Present value of total minimum lease payments	$580,000

Purchase obligations:

The Company intends to issue commitments to purchase $1,000,000 of capital equipment from various vendors. Such equipment will be purchased and become operational during 2003.

Consulting and employment agreements; deferred compensation:

The Company has been a party to an employment agreement with its Chairman, President and Chief Executive Officer that provides him with a minimum annual salary of $240,000 for an initial term and automatically renews for successive twelve-month periods thereafter unless terminated pursuant to the terms of the agreement. On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter $280,000. Interest on the loan will be calculated at a variable interest rate based on the prime rate of the Company's lending bank, payable in accordance with Mr. Carter's employment agreement. Each year the Company will forgive 20% of the amount due under this loan and the accrued interest thereon. During 2002, the amount of $56,000 principal and $12,000 of accrued interest was forgiven. During 2001, the amount of $56,000 principal and $23,000 of accrued interest was forgiven.

A subsidiary of the Company re-entered into an employment agreement with the Founder and President Emeritus of FMI that provides for a minimum annual salary of $150,000 (Canadian). The term of the agreement ends on August 26, 2004, unless terminated pursuant to the terms of the agreement.

The Company is party to a retirement agreement with its former Vice Chairman and Chief Technology Officer which became effective on December 31, 1998. Pursuant to the retirement agreement, such former officer received an initial payment of $151,700 in 1998, and received a payment of $185,500 in January 1999 and a final payment of $185,500 in January 2000. In addition, the agreement provides for the continuation of health insurance benefits until December 2009.

The Company is party to a consulting agreement with a former Vice President, which initial term ended February 2001 and automatically renewed pursuant to the terms of the agreement for an additional twelve-month period. The agreement will renew for successive twelve-month periods thereafter unless otherwise terminated pursuant to the terms of the agreement. The agreement provides for a minimum payment of $24,000 per year and includes health insurance and other certain benefits.

The Company entered into a consulting agreement on January 1, 1998 with a director of the Company. The term of the consulting agreement, which initially ended on January 1, 1999, automatically renews for successive twelve-month periods until terminated pursuant to the terms of the agreement. The consulting agreement provides this director with an annual fee of $36,000 for his services.

The Company is a party to a severance arrangement and consulting agreement effective October 2002, with a former Vice President, that provides for aggregate payments of approximately $130,000 through March 2005.

The Company is a party to a stockholder's agreement, dated as of October 30, 1998, with a former director and Chairman of the Company. Pursuant to the stockholder's agreement, this former director is required to vote his shares of Common Stock as directed by the Board of Directors or the Chief Executive Officer of the Company, and was paid $50,000 for ten months of consulting services in 2001. There are no future consulting service commitments and no other obligations of the Company pursuant to such agreement.

The Company is party to a retirement agreement effective January 1997, with its former Vice President, Secretary and Controller, that provides him with annual payments of $30,000 for ten years.

In connection with certain of these consulting and retirement agreements described above, the Company is obligated to make the following deferred compensation payments:

2003	$ 39,000
2004	39,000
2005	39,000
2006	39,000
2007	9,000
2008	9,000
2009	9,000
Total estimated future deferred compensation	183,000
Less amount representing interest	21,000
Present value of deferred compensation	$162,000

Litigation:

The Company is a party to lawsuits, both as a plaintiff and as a defendant, arising from the normal course of business. It is the opinion of management, that the disposition of these various lawsuits will not have a material adverse effect to the consolidated financial position or results of operations of the Company.

13. RESTRUCTURINGS AND RELATED CHARGES

As a result of a decline in orders received from its customers during 2002, the Company reduced head count by 17 persons, principally involved in production, manufacturing support and sales during the second quarter of 2002. The Company recorded a personnel restructuring charge of $240,000, which increased the net loss by $150,000 or $.05 per share.

In November 2002, the Company reorganized its operations to reflect a more market-driven focus and to better support its customer base by combining all of its technologies into a single cohesive unit. This reorganization allowed the Company to increse the breadth of its product offerings and to offer more integrated solutions. The Company has an agreement in principle with its co-tenant to relinquish the 8,200 square feet of space it presently occupies on April 1, 2003 and to move its currently conducted operations into the larger facility. This restructuring reduced the Company's head count by 11 persons in the management, engineering, production, manufacturing support and sales functions. The Company's net loss for the fourth quarter increased by $270,000 or $.09 per share.

The combined restructuring charges increased the net loss for 2002 by $510,000 or $.17 per share. The Company paid approximately $331,000 of these restructuring charges in 2002. Substantially all of the remaining restructuring charges will be paid in 2003.

As a result of accelerating the transfer of increased levels and complexity of production to the Company's Costa Rica manufacturing facility in 2000, the Company implemented a reduction of its workforce and provided severance benefits to certain employees during the first quarter of 2000. The restructuring charge for the first quarter of 2000 was $315,000, and charges net of tax benefits of $189,000 or $.10 per diluted share and $.08 per diluted share for the year, as a result of increases in common shares from private placements after the first quarter 2000. The reduction in workforce affected fifteen persons, primarily electronic components manufacturing labor, and the full amount of the restructuring charge has been paid.

14. TRANSACTIONS WITH MANAGEMENT AND LOANS TO OFFICER-STOCKHOLDER

In May 1998, the Company sold 22,000 shares of Common Stock to Mason N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $11.60 per share, which approximated the average closing price of the Company's Common Stock during the first quarter of 1998. The Company lent Mr. Carter $255,000 in connection with the purchase of these shares and combined that loan with a prior loan to Mr. Carter in the amount of $105,000. The resulting total principal amount of $360,000 was payable May 4, 2003 and bore interest at a variable interest rate based on the prime rate of the Company's lending bank. This loan was further amended on July 29, 2002. Accrued interest of $40,000 was added to the principal, bringing the new principal amount of the loan to $400,000, the due date was extended to May 4, 2006, and interest (at the same rate as was previously applicable) is now payable monthly. Mr. Carter has pledged 33,000 shares of Common Stock as security for this loan which is a full-recourse loan.

On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan will be calculated at a variable interest rate based on the prime rate of the Company's lending bank, payable in accordance with Mr. Carter's employment agreement. Each year the Company will forgive 20% of the amount due under this loan and the accrued interest thereon. $56,000 of principal and $12,000 of accrued interest was forgiven in 2002 and $56,000 of principal and $23,000 of accrued interest was forgiven in 2001.

15. STOCKHOLDER RIGHTS PLAN

On March 5, 1999, the Board of Directors of the Company approved a stockholder rights plan and declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend was payable on March 19, 1999 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right will entitle the holder to purchase from the Company, upon the occurrence of certain events, one share of Common Stock for $25.00.

Generally, if any person or group acquires beneficial ownership of 10% or more of the Company's outstanding Common Stock, each Right (other than Rights held by such acquiring person or group) will be exercisable, at the $25.00 purchase price, for a number of shares of Common Stock having a market value of $50.00. Upon an acquisition of the Company, each Right (other than Rights held by the acquiror) will generally be exercisable, at the $25.00 purchase price, for a number of shares of common stock of the acquiror having a market value of $50.00. In certain circumstances, each Right may be exchanged by the Company for one share of Common Stock. The Rights will expire on March 19, 2009, unless earlier exchanged or redeemed at $0.01 per Right.

QUARTERLY FINANCIAL INFORMATION

Summarized quarterly unaudited financial data reported for 2002 and 2001 follows:

2002	March 30	June 29	September 28	December 28
Net sales	$6,850,587	$6,462,328	$5,938,929	$ 5,318,488
Gross profit	3,194,280	2,985,607	2,615,595	1,670,594
Net income (loss) (A)	142,837	(54,199)	57,054	(2,281,159)
Net income (loss) per share – basic	$ .05	$ (.02)	$ .02	$ (.73)
Net income (loss) per share – diluted	$ .05	$ (.02)	$ .02	$ (.73)

2001	March 31	June 30	September 29	December 29
Net sales	$6,090,367	$6,766,165	$5,812,301	$ 7,123,798
Gross profit	3,145,911	3,605,367	2,923,115	3,604,617
Net income (loss) (B)	(30,696)	136,451	(209,339)	127,663
Net income (loss) per share – basic	$ (.01)	$ .05	$ (.08)	$ .05
Net income (loss) per share – diluted	$ (.01)	$ .05	$ (.08)	$ .05

(A) Reflects the effects of the second quarter 2002 restructuring charge of $240,000 which reduced net income by $150,000 or $.05 per share for the second quarter of 2002 and reflects the effects of the fourth quarter 2002 restructuring charge which reduced net income by $270,000 or $.09 per share for the fourth quarter of 2002 (see Note 13).

(B) Reflects the effects of the first quarter 2001 reincorporation charge of $330,000 which reduced net income by $198,000 or $.07 per share for fiscal year 2001 (see Note 2).

QUARTERLY COMMON STOCK DATA

	2002				2001			
Quarter	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Market price per share:								
High	$14.30	$12.45	$8.10	$6.45	$22.20	$15.25	$14.00	$11.70
Low	11.35	8.00	6.00	4.50	12.00	11.90	8.30	7.90

The Common Stock of the Company is listed on The American Stock Exchange and trades under the symbol MRM.

The market price per share information is provided with regard to the high and low bid prices of the Common Stock of the Company on The American Stock Exchange during the periods indicated.

DIRECTORS AND OFFICERS

Directors

MASON N. CARTER
Chairman, President and
Chief Executive Officer
Merrimac Industries, Inc.

ROBERT C. CARGO
Management Consultant
Chester, NJ

ALBERT H. COHEN
Asset Manager and
Management Consultant
Princeton, NJ

EDWARD H. COHEN
Counsel
KMZ Rosenman
New York, NY

JOSEPH B. FULLER
Chief Executive Officer
Monitor Company
Cambridge, MA

Dr. JOEL H. GOLDBERG
Chairman and CEO
C.C.I / SK Associates
Union, NJ

DAVID B. MILLER
Vice President and
General Manager
DuPont Electronic Technologies
Research Triangle Park, NC

Dr. ARTHUR A. OLINER
Engineering Consultant
Professor Emeritus of Electrophysics
Polytechnic University
Brooklyn, NY

Dr. HAROLD J. RAVECHÉ
President
Stevens Institute of Technology
Hoboken, NJ

Officers

MASON N. CARTER
Chairman, President and
Chief Executive Officer

ROBERT V. CONDON
Vice President, Finance and
Chief Financial Officer

RICHARD E. DEC
Vice President,
Corporate Relations

ROCCO A. DeLILLO
Vice President,
Engineering

REYNOLD K. GREEN
Vice President and
General Manager

JAYSON E. HAHN
Vice President and
Chief Information Officer

JAMES J. LOGOTHETIS
Vice President and
Chief Technology Officer

MICHAEL PELENSKIJ
Vice President,
Manufacturing

CORPORATE DATA

Auditors

Ernst & Young LLP
MetroPark, NJ 08830

Legal Counsel

KMZ Rosenman
575 Madison Avenue
New York, NY 10022

Deutch & Falk, P.C.
843 Rahway Avenue
Woodbridge, NJ 07095

Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
Tel 800.851.9677
www.melloninvestor.com

Annual Meeting

The Annual Meeting of Stockholders of Merrimac Industries, Inc. will be held at 10:00 a.m. on June 17, 2003 at:

Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, NJ 07006
Tel 973.575.1300
Fax 973.575.0531

Form 10-K

The Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for fiscal year 2002 is available upon written request to the Company:

Corporate Secretary
Merrimac Industries, Inc.
P.O. Box 986
West Caldwell, NJ 07006
rvc@merrimacind.com

Common Stock

The common stock of the Company is listed on The American Stock Exchange and trades under the symbol MRM.

Stockholders inquiries regarding change of address and/or change of title should be sent to our transfer agent Mellon Investor Services LLC, shown above.



Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, NJ 07006
Tel 973.575.1300
Fax 973.575.0531
www.merrimacind.com

Filtran Microcircuits Inc.
2475 Don Reid Drive
Ottawa, Ontario, Canada KIH IE2
Tel 613.737.0706
Fax 613.737.0495
www.filtranmicro.com



MERRIMAC